UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO.2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

(1) Kawasaki Seitetsu Kabushiki Kaisha; (2) Nippon Kokan Kabushiki Kaisha
(Names of Subject Companies)

(1) Kawasaki Steel Corporation; (2) NKK Corporation
ranslation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

(1) Kawasaki Steel Corporation; (2) NKK Corporation
(Names of Persons Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

(1) Kawasaki Steel Holdings (USA), Inc., 350 Park Avenue, 27th Floor, New York, NY 10022, U.S.A. (phone number: 212-310-9320)
(2) NKK U.S.A. Corporation, 450 Park Avenue, 25th Floor, New York, N.Y. 10022, U.S.A. (phone number: 212-826-6250)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	Press Release, dated December 21, 2002, Announcing the Establishment of Holding Company JFE Group*
2	Press Release, dated February 18, 2002, Regarding Details of New JFE Group**
3	Press Release, dated May 9, 2002, Regarding the Execution of the Agreement** for Consolidation of Kawasaki Steel and NKK
4	Notice, dated June 5, 2002, of Convocation of the 148th Ordinary General Meeting of Shareholders of NKK Corporation

Item 2. ***Informational Legends***

The required legends are included on the last page of the document filed as Exhibit.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Kawasaki Steel Corporation and NKK Corporation have previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on December 21, 2002.

---

* Previously furnished to the Commission as part of Form CB on December 21, 2002.

** Previously furnished to the Commission as part of Form CB on May 10, 2002.

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: [signature]
Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation
Date: June 5, 2002

NKK Corporation

By: ____________________
Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION
Date: June 5, 2002

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: ____________________

Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation

Date: June 5, 2002

NKK Corporation

By: Kunioki Kubo

Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION

Date: June 5, 2002

EXHIBIT 4

(The followings are our translation of the original Japanese documents, prepared solely in accordance with Japanese law, and is being offered here for information purposes only. Note in Particular that the financial statements included in the following translation have been prepared in accordance with the Japanese GAAP.)

June 5, 2002

To Our Shareholders:

Masayuki Hanmyo
Representative Director and President
NKK Corporation (Nippon Kokan Kabushiki Kaisha)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Notice of Convocation of the 148th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby inform you of the 148th Ordinary General Meeting of Shareholders of NKK Corporation, as detailed below.

If you are unable to attend the Meeting, you may exercise your voting rights in writing. In such a case, please examine the attached Reference Documents for the Exercise of Voting Rights and return the Exercise of Voting Rights Form with your selections and seal to arrive at our office by Tuesday, June 25, 2002.

1. Date and Time of the Meeting:
10 a.m., Wednesday, June 26, 2002

2. Place of the Meeting:
Large Conference Room on the second floor, NKK Building, 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

3. Meeting Agenda
Matters to be reported:
Business report, balance sheet and statement of operations for the 148th term (from April 1, 2001 to March 31, 2002)

Matters to be resolved:
Proposal 1. Approval of the proposed disposition of deficit for the 148th term
Proposal 2. Proposed Amendments to the Articles of Incorporation (A Summary of the Proposal is described in the Reference Documents for the Exercise of Voting Rights; see pages 24 through 29.)
Proposal 3. Partial Transfer of Business (A Summary of the Proposal is described in the Reference Documents for the Exercise of Voting Rights, see pages 29 through 32.)
Proposal 4. Establishment of Full Parent Company by Stock for Stock Exchange (A Summary of the Proposal is described in the Reference Documents for the Exercise of Voting Rights, see page 32.)
Proposal 5. Election of three (3) Directors
Proposal 6. Presentation of Retirement Compensation on Retiring Directors and a Corporate Auditor

Business Report
From April 1, 2001 to March 31, 2002

1. Overview of operations

1) Operations, results and challenges

General Review

The Japanese economy continued to deteriorate in the term under review. Weak demand in IT and other sectors depressed capital spending and exports fell substantially due to the slowing of the U.S. and Asian economies.

NKK made concerted efforts to improve its profitability under these trying conditions. However, at ¥955.5 billion, net sales were below last term, while on the earnings side, a sharp worsening of the sales environment for the Steel Division brought ordinary income down to ¥5.5 billion, significantly lower than last term. The company recorded special credits from the sale of fixed assets, but also posted special charges in the form of losses from the Chapter 11 bankruptcy filing by U.S. subsidiary National Steel Corporation, as well as loss on writedowns of investment securities due to slumping stock market prices. The result was a net loss of ¥18.5 billion.

In light of these conditions, the company will regretfully be forced to forgo payment of a profit dividend for this term. We express our deep regrets and apologies to our shareholders and ask for your continued understanding and support.

Steel Business

Domestic demand in the construction industry was extremely low due to substantial drops in private sector capital investments triggered by the IT slump. Among manufacturing sectors, demand was strong in shipbuilding, but subdued consumer spending resulted in substantial declines in other areas, including automobiles.

Export demand also declined due to slowing economic conditions in the United States and Southeast Asia, which resulted in extreme difficult market environments.
While the Steel Division responded to these conditions with repeated production cuts designed to decrease inventories, crude steel production volumes and steel shipping volumes were both significantly lower than last term, which combined with falling steel prices to produce a sharp decline in net sales to ¥576.9 billion. The division also experienced a sharp decline in earnings from last term in spite of concerted efforts to reduce all costs.

Engineering Business

The company was awarded contracts for pipelines, municipal waste disposal plants, steelworks plants and equipment, bridges, and oil tankers during the term, but declines in both government and private-sector demand undermined the new order environment, resulting in new order bookings worth ¥336.2 billion, a decline from last term.

The Engineering Division recorded an increase in net sales compared to last year, reaching ¥349.2 billion, primarily from pipeline, municipal waste disposal plant, bridge, and oil tanker projects. On the profit side, the division was able to earn profits on par with last term thanks to concerted efforts to reduce costs in the face of worsening market conditions. The order backlog at the term-end stands at ¥465.5 billion.

Other Businesses

The Urban Development Division was able to meet its sales targets due to an active condominium market. Sales were lower than lastterm, which saw a concentration of condominium project completions, but profits were up due to cost reduction.

The recycling business saw steady increases in the collection and processing of waste plastics for blast furnace feed, and consequently posted increases in both sales and profits compared to last term.

Combined sales from other businesses were ¥29.3 billion, which represents a decline in sales from last year, but profits from other businesses were higher.

Research and Development

Research and Development continue to move forward with Customer Focus activities, rigorously selecting research topics that are best able to quickly address customer needs and contribute to the maximization of group profitability. In the Steel and Engineering divisions, NKK achieved significant R&D results in advanced steelmaking technologies, new high-tensile strength steel sheets for automobiles, and dioxin-reduction technologies for waste incinerators.

Capital Spending and Fund-raising

The focus of capital spending was on rigorously selecting projects in such a way as to reduce fixed costs while strengthening competitiveness. Total spending was ¥42.4 billion on an acceptance basis, ¥43.5 billion on a payment basis.

In fund-raising, the company actively availed itself of low interest rates by issuing a total of ¥40.0 billion in new straight bonds between June 2001 and March 2002. At the end of March 2002, the company had outstanding debt of ¥884.0 billion.

Overview of Group Operations

In steel business, domestic group companies reduced costs in an effort to ensure profits, and retained profits on par with last term in spite of substantial deterioration in the market environment caused by a decline in public works projects.

In the U.S., National Steel Corp. filed petitions for reorganization relief under Chapter 11 of the U.S. Federal Bankruptcy Code on March 6, 2002. It is now in the process of restructuring under the supervision of the Bankruptcy Court.

Engineering businesses were faced with a difficult market environment due to the contraction in public works projects. Sales declined, particularly at Nippon Kokan Koji K.K., but due to concerted efforts to reduce costs, they were able to secure more profits than last term,.

The result of these conditions was consolidated net sales of ¥1, 653.5 billion, decreased from last term, and, for a consolidated ordinary loss of ¥41.9 billion due to worsening results at National Steel. Added to this were the losses incurred from National Steel's bankruptcy filing, for a consolidated net loss of ¥67.5 billion.

Outlook and Future Issues

The economic recovery in the U.S. raises expectations for a rebound in exports, but falling corporate earnings in Japan will continue to restrain capital investments. More time will be required before the Japanese economy enters full-fledged recovery.

In spite of this business environment, NKK has worked to expand its base of operations and strengthen its competitiveness in order to be viable in the intensely competitive environments of globalized markets.

This has taken the form of consolidation of our steelworks plant and equipment and shipbuilding operations, together with consolidation of our entire operations with those of Kawasaki Steel Corporation. (Hereinafter "Kawasaki Steel"). In steelworks plants and equipment, we have entered into an alliance with Sumitomo Heavy Industries, Ltd. and Hitachi Zosen Kabushiki Kaisha (Hereinafter "Hitachi Zosen") to establish a new marketing company called JP Steel Plantech Co. (Hereinafter "JSP"). Last November, the three companies decided to take the alliance a step further by concentrating and comprehensively integrating their steel plant engineering divisions within JSP. These operations began in April of this year. In shipbuilding, NKK signed a basic agreement with Hitachi Zosen last December that will transfer shipbuilding operations to a new joint venture between the two companies called Universal Shipbuilding Corporation. The proposed transfer of shipbuilding operations to Universal Shipbuilding Corporation will be submitted to the General Meeting of Shareholders for approval, and the transfer will take place in October of this year.

Consolidation with Kawasaki Steel moved forward in December last year with the signing of a basic agreement for consolidation that will create new JFE Group.

Subject to approval of the respective annual shareholders' meetings, NKK and Kawasaki Steel will participate in a stock for stock exchange that will pave the way for the establishment in this September of JFE Holdings, Inc.(Hereinafter "JFE Holdings"), a full parent company, of which NKK and Kawasaki Steel will be wholly owned subsidiaries.

The two companies will begin reorganizing with a goal of completion of April 2003, at which time they target the establishment of five companies: JFE Steel Corporation (steel), JFE Engineering Corporation (engineering), JFE Urban Development Corporation (urban development), Kawasaki Microelectronics Inc. (semiconductors)*, and JFE R&D Corporation (research and development).

Each business area will be operated as a separate company. JFE Steel Corp. will adopt a product-wise management system, consolidating four steelworks of NKK and Kawasaki Steel (Chiba, Keihin, Mizushima and Fukuyama) into two: the East Works and theWorks, to which will be added the existing Chita Works. JFE Engineering Corp. will adopt a consolidated division system encompassing divisions and functional group companies. Both JFE Steel and JFE Engineering will introduce a Corporate Officer system to clarify autorities, duties and responsibilities, and accelerated decision-making and execution.

JFE Urban Development Corp. will be responsible for the development of the large tracts of idle land held by the group, as well as expansion into external areas with a primary focus on the condominium market. It will employ a speedy decision-making system suited to this business, which differs greatly from steel or engineering. Kawasaki Microelectronics Inc. will create an optimum corporate structure capable of speedy decision-making in the rapidly changing LSI market. In the area of research and development, JFE Steel Corp. and JFE Engineering Corp. will each have their own R&D divisions to ensure a cohesive link between development, manufacturing and sales. JFE R&D Corp. will be responsible for common technologies for both companies and growth area projects.

We are moving forward with reorganization of all business areas of JFE Group companies, and have made particular progress in the container and building materials fields, where detailed studies have been conducted with an eye to merger and reorganization by April 2003. These efforts have resulted in the signing in April of this year of a basic agreement to merge between Kokan Drum Co. and Kawasaki Steel Container Co., Ltd.

In April of this year, NKK, Kawasaki Steel and ThyssenKrupp Steel AG signed a comprehensive cooperation agreement under which the companies will cooperate and conduct R&D and other activities in the field of automotive steel sheet. This agreement will enable us to build a global supply system for the automotive industry, which will further boost the international competitiveness of the JFE Group.

The JFE Group seeks to be one of the excellent companies of the 21st century, utilizing its solid base of operations, advanced technology, and powerful, efficient production facilities to enhance its competitiveness, while creating a corporate culture that continues to innovate and change.

NKK and its group companies look forward to working with Kawasaki Steel in creating the JFE Group and accelerating the synergy effects of the consolidation. We seek to build a corporate group that is among the most competitive in the world, and we look forward to the continued support and guidance of our shareholders in these efforts.

* Split off from Kawasaki Steel in July 2001.

(2) Post-Balance Sheet Events

Conclusion of the Agreement for Consolidation with Kawasaki Steel
On May 9, NKK signed an Agreement for Consolidation with Kawasaki Steel. Subject to the approval of the General Meeting of Shareholders, we will move forward with the establishment of JFE Holdings, Inc. on September 27. The new company will have capital of ¥100 billion, and its establishment will involve stock for stock exchange of both companies. Shares will be allocated in the following ratios: 1,000 shares of NKK will receive 75 shares of JFE Holdings; 1,000 shares of Kawasaki Steel will receive 100 shares of JFE Holdings.

(3) Business Results and Asset Status

Due to the long-term depression and massive worsening of business climate, sales amount came down below 1,000 billion yen and both ordinary income and net income (loss) worsened.

(100 millions of Yen)

Item \ For the years ended March 31		1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Net sales	Steel Business	6,494	6,416	6,624	5,769
	Engineering Business	3,480	3,295	3,031	3,492
	Other Businesses	161	195	446	293
	Total	10,136	9,907	10,101	9,555
Ordinary Income (loss)		(277)	234	474	55
Net income (loss)		(503)	33	15	(185)
Net income (loss) per share ※Yen		(14.65)	0.97	0.44	(5.45)
Total shareholders' equity as of March 31		3,886	3,919	3,958	3,784
Total assets as of March 31		19,533	17,855	18,194	17,874

Notes:

Net income (loss) per share had been calculated based on the average number of shares during the term until the years ended March 31,2001 (the 147 th term), and on the average number of shares after the deduction of the number of treasury stocks during the year ended March 2002 (the 148th term).

[Steel Business]

Crude steel production decreased relative to the previous term due to low demand both in domestic and overseas and decrease of production . Sales greatly decreased due to decrease of shipment of steel and steel price.

Production

(10,000 of metric tons)

Item / For the years ended March 31		1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Pig Iron		1,192	1,341	1,454	1,412
Crude Steel		1,043	1,221	1,346	1,288
Steel Products	Bars & Shapes	101	—	—	—
	Tubes & Pipes	106	78	44	47
	Plates & Sheets	771	861	960	894
	Total	978	939	1,005	941

Notes:

1) From the year ended March 31,2000 (the 145th term), NKK orderd its subsidiaries for toll processing of a part of Bars & Shapes, Tubes & Pipes and Plates & Sheets.
2) NKK supplies materials to its subsidiaries.

Net Sales

(100 millions of yen)

Item / For the years ended March 31	1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Bars & Shapes	525	500	535	453
Tubes & Pipes	1,090	856	759	680
Plates & Sheets	4,510	4,484	4,675	3,957
Others	368	575	653	677
Total	6,494	6,416	6,624	5,769

[Engineering Business]

New order bookings had recovered during the last term but had been in decline this term because of deteriorating market conditions.

Orders received

(100 millions of Yen)

Item / For the years ended March 31	1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Energy Industries Engineering and Construction	703	676	669	641
Environmental Industries Engineering and Construction	1,415	973	1,501	1,182
Plant Engineering and Construction	93	49	65	124
Steel Structures, Machinery, and Construction	726	509	711	670
Shipbuilding and Offshore Structure Construction	545	600	1,101	744
Total	3,485	2,810	4,050	3,362

Notes:

1) Business categories were changed in part this term.
2) The foreign currency order backlog is shown following conversion into yen according to the foreign exchange rates at the end of each term. Conversion differences from the end of the preceding term are adjusted according to the term's order levels.

Net Sales

(100 millions of Yen)

Item / For the years ended March 31	1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Energy Industries Engineering and Construction	707	606	607	650
Environmental Industries Engineering and Construction	1,225	968	1,245	1,472
Plant Engineering and Construction	329	180	74	70
Steel Structures, Machinery, and Construction	622	744	617	716
Shipbuilding and Offshore Structure Construction	595	795	485	582
Total	3,480	3,295	3,031	3,492

Note: Business categories were changed in part this term.

Order Backlog

(100 millions of Yen)

Item / As of March 31	1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Energy Industries Engineering and Construction	438	508	570	560
Environmental Industries Engineering and Construction	1,540	1,546	1,802	1,513
Plant Engineering and Construction	366	235	227	281
Steel Structures, Machinery, and Construction	792	556	650	604
Shipbuilding and Offshore Structure Construction	1,113	918	1,534	1,696
Total	4,251	3,765	4,785	4,655

Note: Business categories were changed in part this term.

〔Other Businesses〕

As to urban development, sales of condominium went on as scheduled and kept a high standard of profit although sales amount decreased. As to recycle business, collection of used-plastics steadily increased and the sales increased.

Net Sales

(100 millions of Yen)

Item / For the years ended March 31	1999 the 145th term	2000 the 146th term	2001 the 147th term	2002 the 148th term
Urban Development	74	99	344	233
Recycle Business	-	-	39	58
Others	87	95	62	1
Total	161	195	446	293

Note : Business categories were changed in part this term.

2. Corporate data
(1) Main products and Services

Steel Business

Bars & Shapes	Bars, railroad rails, steel sheet piling, H sections, sections
Tubes & Pipes	Seamless pipes, butt-welded pipes, electric-resistance welded pipes Rectangular hollow sections, arc-welded pipes
Plates & Sheets	Heavy gauge plates, hot-rolled sheets, cold-rolled sheets, electrical sheets, coated sheets
Pig iron, partially fabricated items, slag products, ferroalloys, new materials	

Engineering Business

Energy Industries Engineering and Construction	Oil/gas pipeline systems, storage system (LNG-tanks, LPG-tanks and other tanks), oil/gas processing and treatment plants, district heating and cooling systems, gas engine
Environmental Industries Engineering and Construction	Municipal refuse treatment systems, industrial waste recycling/ disposal systems, sludge treatment systems (melting furnace facilities), water supply /sewage treatment systems, water purification facilities, Industrial waste disposal systems, quantizers, leisure facilities, power generation systems, automated warehouse systems ・other machinery and equipment (mechanical tower parking etc),
Plant Engineering and Construction	Mini-Mill related facilities, pig iron・steel-making related facilities, cold-rolling process lines, technical assistance, licensing
Steel Structures, Machinery, and Construction	Bridges・water gates・hybrid caissons・ building structures・ cranes・ shield tunneling machines・ steel silo systems・ liquor storage systems, naval engine
Shipbuilding and Offshore Structure Construction	Bulk carriers, cruise vessels, icebreakers, oil tankers, LNG carriers, LPG carriers , naval vessels, work ships, etc. Conversion and repair of ships, offshore structures for oil exploration and production

Other Businesses

Urban development	Urban development, development of condominiums, operation of leisure facilities
Recycle Business	Recycle of used plastics

(2) Offices and manufacturing facilities

Offices in Japan	Head office (Tokyo), Osaka, Nagoya, Hokkaido, Tohoku (Miyagi prefecture), Chiba, Kanagawa, Niigata, Hokuriku (Toyama prefecture), Shizuoka, Chugoku (Hiroshima prefecture), Shikoku (Kagawa prefecture), Kyusyu (Fukuoka prefecture), Okinawa, Mie, Kobe, Okayama
Manufacturing facilities	Keihin Works (Kanagawa prefecture), Fukuyama Works (Hiroshima prefecture), Tsurumi Works (Kanagawa prefecture), Tsu Works (Mie prefecture), Shimizu Works (Shizuoka prefecture)
Overseas offices	New York, Vancouver, London, Amsterdam, Malaysia, Bangkok, Jakarta, Hong Kong, Beijing, Shanghai

(3) Status of shares (As of March 31, 2002)

1) Total number of the shares to be issued: 5,883,584,000 shares
2) Total number of the issued shares: 3,407,165,634 shares
3) Number of shareholders: 300,943
4) Major Shareholders

Name of Shareholders	Number of Shares Held (Percentage to Total)		NKK's Equity in Shareholders (Percentage to total)	
	Thousand of shares	(%)	Thousand of shares	(%)
Nippon Trustee Service Bank, Ltd. (Trusteeship)	232,834	(6.8)	-	
The Dai-Ichi Mutual Insurance Company	146,475	(4.3)	-	
Nippon Life Insurance Company	100,125	(2.9)	-	
UFJ Trust and Banking Co., Ltd. (Trusteeship)	92,998	(2.7)	-	
The Mitsubishi Trust and Banking Co., Ltd. (Trusteeship)	85,941	(2.5)	-	
The Fuji Bank, Ltd.	77,197	(2.3)	-	
The Yasuda Mutual Life Insurance Company	75,000	(2.2)	-	
The Yasuda Fire and Marine Insurance Co., Ltd.	69,228	(2.0)	5,268	(0.6)
Nippon Life Insurance Company (Special account for Pension)	61,838	(1.8)	-	
The Yasuda Trust and Banking Co., Ltd.	61,258	(1.8)	16,587	(0.6)

Notes:

1. UFJ Trust Bank Ltd. is the new trade name of Toyo Trust and Banking Co., Ltd. effective January 15, 2002.
2. Though not listed above, as of March 31, 2002 there were 36,000 thousand shares (1.1%) held as a trust for retirement benefits by The Fuji Bank, Ltd. Under the trust contract, Fuji Bank retains the voting rights on the shares (the title on the shares is "Mizuho Trust Retirement Benefit Trust Fuji Bank Portion").
3. On April 1, 2002, The Fuji Bank, Ltd., The Dai-Ichi Kangyo Bank, Ltd. and The Industrial Bank of Japan, Ltd. reorganized with a series of splits and mergers to form Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.
   Though not listed above, as of March 31, 2002, The Dai-Ichi Kangyo Bank, Ltd. held 35,541 thousand shares (1.0%) in NKK; The Industrial Bank of Japan, Ltd. 31,968 thousand shares (0.9%).
4. NKK possesses 28 thousand shares (0.3%) in Mizuho Holdings Corp., which is the holding company for The Fuji Bank, Ltd., The Dai-Ichi Kangyo Bank, Ltd. and The Industrial Bank of Japan, Ltd.
5. The Yasuda Trust and Banking Co., Ltd. changed its trade name to Mizuho Asset Trust & Banking Co., Ltd. on April 1, 2002.

6. In the calculation of the shareholding ratio for NKK investments in major shareholder The Yasuda Trust and Banking Co., Ltd., preferred shares without voting rights have been excluded.

(4) Acquisition, disposition and holding of treasury stock

1) Shares acquired
Acquisitions through purchase of shares below the minimum trading unit
Common shares 466,383 shares
Total acquisition price ¥49,229,965

2) Shares disposed of
Common shares 266,000 shares
Total cost of disposal ¥30,256,540

3) Shares held at the end of term
Common shares 217,133 shares

(5) Major Lenders (As of March 31, 2002)

Name of Lenders	Balance of Borrowing (100 millions of Yen)	Shares held by Lenders No. of shares (thousands)	(%)
The Fuji Bank, Ltd.	582	77,197	(2.3)
Development Bank of Japan	483	-	(-)
The Yasuda Mutual Life Insurance Company	410	75,000	(2.2)
Nippon Life Insurance Company	410	100,125	(2.9)
The Dai-Ichi Mutual Life Insurance Company	374	146,475	(4.3)
The Bank of Tokyo-Mitsubishi, Ltd.	290	25,849	(0.8)
National Mutual Insurance Federation of Agricultural Cooperatives	230	2	(0.0)
The Dai-Ichi Kangyo Bank, Ltd.	223	35,541	(1.0)
The Mitsubishi Trust and Banking Corp.	206	4,594	(0.1)
The Industrial Bank of Japan, Ltd.	203	31,968	(0.9)

(6) Corporate Consolidation Status (As of March 31, 2002)

1) Major subsidiaries etc.

Name	Capital stock	NKK's Equity	Line of Business
[Steel Business]	100million yen	(%)	
NKK BARS & SHAPES CO., LTD.	450	100.0	Manufacture and sale of shapes, sections, bars, wire rods
NKK WELDED PIPE MANUFACTURING CO., LTD.	227	* 99.9	Manufacture and sale of electric-resistance welded pipes and butt-welded pipes
ADCHEMCO Corporation	60	100.0	Manufacture and sales of chemical products
Fukuyama Kyodo Power Co., Ltd.	50	50.0	Thermal power generation
NKK MATERIAL CO., LTD	40	* 98.9	Manufacture and sale of alloy steel and ceramics etc.
NKK MARINE & LOGISTICS CORPORATION	39	74.1	Warehousing, domestic shipping business, port transport
NKK PRECISION CO., LTD.	34	100.0	Manufacture and sale of forms and blanks
NKK TRADING INC.	22	* 71.0	Sales of steel products

Japan Casting Co., Ltd.	21	* 42.3	Manufacture and sale of iron and steel casting products
NIPPON CHUTETSUKAN K.K.	18	* 30.0	Manufacture and sale of cast iron pipes
NKK STEEL SHEET & STRIP CORPORATION	17	100.0	Manufacture and sale of coated steel sheets
KOKAN DRUM COMPANY, LTD.	16	* 68.7	Manufacture and sale of steel drums
NKKTUBES	15	49.0	Manufacture and sale of seamless pipes
Nippon Kokan Light Steel Kabushiki kaisha	13	* 83.3	Manufacture and sale of light gauge steel products
FUJI KAKO CO., LTD.	11	60.0	Manufacture and sale of synthetic resin pipes
Tokyo Shearing Co., Ltd.	10	* 49.6	Plate shearing and pressing, and sale of steel products
OKUTAMA KOGYO CO., LTD.	10	* 29.2	Mining, processing and sale of lime
NIPPON KOKAN PIPE FITTING MFG.CO., LTD	9	* 71.5	Manufacture and sale of pipe fittings
GALVATEX CORPORATION	6	* 100.0	Manufacture, processing and sale of galvanized steel products
Mentec Kiko Co., Ltd.	6	83.5	Design, construction, repair of machinery, electric, instrumentation, civil work
KOKAN MINING COMPANY, LTD.	5	* 83.8	Mining and processing of raw materials for steel production
Nichiei Unyu Soko K.K.	4	80.1	Warehousing and transportation services
LS FENCE CO., LTD.	2	* 73.6	Sale of exterior goods, contract work
JAPAN STEEL LEASING CO., LTD.	2	20.0	Leasing and sale of construction machinery and materials
THAI COLD ROLLED STEEL SHEET PUBLIC CO., LTD.	8,486 million (Thai Baht)	* 40.0	Manufacture and sale of cold rolled steel sheets
THAI COATED STEEL SHEET CO., LTD.	4,756million (Thai Baht)	81.4	Manufacture and sale of galvanized steel products
[Engineering Business]			
Nippon Kokan Koji K.K.	34	* 68.6	General construction services
NKK SHIMIZU CO., LTD.	17	* 99.9	Design, manufacture, and construction of steel structures
NKK PLANT ENGINEERING CORPORATION	13	* 100.0	Design, manufacture, construction, maintenance, and sale of various types of plant and equipment
[Other Businesses]			
NKK Facilities & Favor Co., Ltd.	135	* 99.9	Provision of welfare, wage, and other services under out-sourcing contracts; renting and management of dormitories and company housing, travel and insurance agent
NK HOME CO., LTD.	17	100.0	Design, construction and sale of houses

EXA CORPORATION	12	49.0	Development and sale of computer systems
NK KANKYO CORPORATION	6	* 80.0	Recycling of used plastics for various use
NKK Credit Corporation	30 million yen	100.0	Group finance
NKK U.S.A. CORPORATION	347 million (US$)	100.0	Financing in the U.S.

Notes:

1) * Indicates that the shares held by subsidiaries are included.
2) The policy on the dissolution of NKK U.S.A. CORPORATION was resolved at the Board of Director's meeting on Feb. 14, 2002.

As noted above, National Steel Corp. filed petitions for reorganization relief under Chapter 11 of the U.S. Federal Bankruptcy Code on March 6, 2002.

NKK Marine & Logistics Corp. and Nichiei Unyu Soko K.K. plan to merge and reorganize in October of this year in order to build a more comprehensive logistics company and create more flexible business organizations.

ADCHEMCO Corp. is studying the potential for consolidation with the chemicals division of Kawasaki Steel as part of the reorganization of chemicals operations within the JFE group. The target date for reorganization is April 2003.

Kokan Drum Co. has reached a basic agreement to merge with Kawasaki Container Co., Ltd. as part of the reorganization of container operations within the JFE Group. The target date for merger is April 2003.

Nippon Kokan Light Steel K.K. is studying the merger with Kawasaki Kenzai Co., Ltd. as part of the reorganization of the building materials business within the JFE Group. The target date for merger is April 2003.

The board of directors of NK Home Co., Ltd. passed a resolution on the policy of dissolving the company in a meeting held on April 25 of this year.

EXA Corp. is the new trade name changed this term from the NK-EXA Corp., as noted in the Notice of the previous term. NKK has transferred a part of the shares held by NKK to IBM Japan, Ltd., reducing our equity in it from 51% to 49%.

2) Results of Corporate Consolidation

NKK has 82 consolidated subsidiaries, including the 35 important subsidiaries listed above, and 15 affiliates subject to equity-method accounting. Consolidated net sales for the term were ¥1,653.5 billion, a decline of ¥133.7 billion from last term. Consolidated ordinary loss declined ¥84.9 billion to ¥41.9 billion. Consolidated net loss declined ¥164.5 billion to ¥ 67.5 billion.

(100 millions of Yen)

For the years ended March 31	1999	2000	2001	2002
Consolidated Net Sales	18,087	16,853	17,872	16,535
Consolidated Ordinary Income (Loss)	(448)	203	430	(419)
Consolidated Net Income(Loss)	(1,085)	(459)	969	(675)

(7) Employees status (As of March 31, 2002)

Number of Employees	Increase (Decrease) from the end of previous term	Average Age	Average Length of Service(years)
10,450	(252)	41.8	19.7

Notes:

1) 5,193 employees who are sent on loan are not included.
2) The retirees as of March 31 are not included. Meanwhile, the number of employees including the retirees as of the same date is 10,590.
3) The number of employees of domestic group companies (including NKK) is 28,460.

(8) Directors and Corporate Auditors (As of March 31,2002)

Status	Name	Other Occupations
Representative Director Chairman of the Board	Yoichi Shimogaichi	
Representative Director, President	Masayuki Hanmyo	
Representative Director,	Cho Otani	
Representative Director,	Shigeharu Dote	
Director	Shunkichi Miyoshi	Advisor
Director	Atsuo Yajima	
Director	Wataru Fukasawa	
(Standing) Senior Corporate Auditor	Kazuo Tai	
(Standing) Senior Corporate Auditor	Kazuo Kunioka	

(Standing) Corporate Auditor	Shin Shiotani	
(Standing) Corporate Auditor	Tatsuo Hayashi	
Corporate Auditor	Aritsugu Tashiro	Attorney-at-Law

Note:
Senior Corporate Auditors Kazuo Tai, Shin Shiotani, and Corporate Auditor Aritsugu Tashiro are external Corporate Auditors as defined in Article 18-1 of Law Concerning Special Measures under the Commercial Code with Respect to Audits, etc. of Corporations.

During the 148th term, the following changes occurred in directorship:

Name	Former Position	New Position	Date of Change
Yoichi Shimogaichi	Representative Director/President	Representative Director/Chairman	February 1, 2002
Masayuki Hanmyo	Representative Director	Representative Director/President	February 1, 2002
Shunkichi Miyoshi	Director/Chairman	Director	February 1, 2002

The following directors left their positions as representative director to become director as of the end of January 31, 2002:

Name	Former Position	New Position
Atsuo Yajima	Representative Director	Director
Wataru Fukasawa	Representative Director	Director

9) Corporate Officers (As of March 31, 2002)

Status	Name	Responsibilities
President and Chief Executive Officer	Masayuki Hanmyo	Steel Division
Executive Vice President	Cho Otani	Corporate Secretariat Dept, General Administration & Human Resources Division, Finance Division and Information Systems Dept., Hospitals
Executive Vice President	Shigeharu Dote	Engineering Division and domestic offices (Engineering Division)
Executive Vice President	Hiroyuki Ito	Steel Division, Product Centers, Sales departments, Sales & Production Plannning Dept. (sales and Product Sectors), overseas offices and domestic offices (Steel Division)
Executive Vice President	Sumiyuki Kishimoto	Research and Development, Steel Division, Steel Works, Rycle Business Center
Senior Vice President	Motoo Ishii	Steel Structure Engineering and Construction Division
Senior Vice President	Kunioki Kubo	General Administration and Human Resources Division, Hospitals
Senior Vice President	Shinichi Natori	Osaka Sales Office
Senior Vice President	Toyofumi Kitada	Research and Development Division
Senior Vice President	Takehiko Kamijo	Shipbuilding and Offshore Structure Division

Senior Vice President	Toshikuni Yamazaki	Finance Division
Senior Vice President	Osamu Saito	Corporate Planning Dept, Information Systems Dept.
Senior Vice President	Mitsuoki Hino	Sales & Production Planning
Senior Vice President	Tatsuo Kobatake	Fukuyama Works
Senior Vice President	Toshio Koshihara	Environmental Industries, Engineering and Construction Division
Senior Vice President	Yukiharu Saito	Pipe and Tube Marketing and Sales Dept
Senior Vice President	Shigetaka Uchida	Keihin Works
Vice President	Atsushi Fukutake	Steel Technical Center (Demand Sector)
Vice President	Mikito Wakamatsu	Environmental Solutions Center
Vice President	Masahiro Shimada	Procurement Dept Common technology, Safety and Health Control Dept , Tsurumi Administration Center and Civil Engineering and Construction Dept, of Engineering Division
Vice President	Yoshio Ishikawa	Sheet & Strip Marketing and Sales Dept, Overseas offices
Vice President	Shigeyoshi Kosuge	Engineering Research Center of Research and Development Division
Vice President	Yoshiyuki Fujiwara	Plant Engineering and Construction Division of Engineering Division
Vice President	Tetsuro Sugayoshi	Recycle Business Center
Vice President	Kunio Akita	Machinery and Material Purchasing Dept and Raw Materials Dept of Steel Division
Vice President	Noriaki Shigemi	Urban Development Division
Vice President	Takeshi Onda	Planning and Administration Dept. of Engineering Division, Concept Engineering Center, Solution Engineering Center, Domestic Offices (Engineering Division)
Vice President	Fumio Hirai	Energy Industries, Engineering and Construction Division
Vice President	Yuji Imataka	Building and Construction Sector and Plate Marketing and Sales Dept., Domestic offices (Steel Division)
Vice President	Hirohisa Nakashima	Deputy General Manager/ Fukuyama Works
Vice President	Hiroshi Kagechika	Steel Technical Center (Except Demand Sector)
Vice President	Toru Miyazaki	Water and Sewage Treatment Dept of Engineering Division
Vice President	Mitsuru Yamawaki	Deputy General Manager/ Keihin Works

Note: Yuji Imataka, Hirohisa Nakashima and Mitsuru Yamawaki have taken offices as Corporate Officers since February 1, 2002.

The following corporate officers retired during the 148th term.

Status at retirement	Name	Date of retirement
President and CEO	Yoichi Shimogaichi	January 31, 2002
Executive Vice President	Atsuo Yajima	January 31, 2002
Executive Vice President	Wataru Fukasawa	January 31, 2002
Vice President	Toshitaka Kikkawa	January 31, 2002

All figures shown in this Business Report are presented as follows:

1) Amounts less than the presented units have been rounded down.
2) The number of shares below a thousand has been omitted.
3) The number of shares held has been rounded to first decimal place.

Non-Consolidated Balance Sheet

As of March 31, 2002

(Unit: Millions of yen)

	Amounts		Amounts
(Assets)		**(Liabilities)**	
Current assets	**530,113**	**Current liabilities**	**641,451**
Cash and deposits	52,250	Notes payable	263
Notes receivable	1,224	Accounts payable	228,404
Accounts receivable	194,194	Short-term borrowings	172,794
Finished goods	25,452	Bonds redeemable within one year	50,000
Semi-finished goods	10,212	Other payables	27,900
Work in process and uncompleted construction contracts	79,667	Accrued expenses	54,978
		Accrued income taxes	6,774
Raw materials	29,153	Advances received	43,312
Supplies	60,525	Deposits received	48,827
Advance payments	10,095	Reserve for product warranty	114
Prepaid expenses	1,926	Reserve for loss on guarantees	3,367
Deferred tax assets	42,208	Other current liabilities	4,714
Other receivables	16,512	**Long-term liabilities**	**767,497**
Other current assets	7,628	Bonds	271,000
Allowance for doubtful receivables	(938)	Long-term indebtedness	390,239
		Employees' termination allowances	58,858
Fixed assets	**1,257,314**	Reserve for rebuilding furnaces	33,472
Property, plant and equipment	**790,386**	Other long-term liabilities	13,927
Buildings	143,368	**Total liabilities**	**1,408,949**
Structures	69,900		
Machinery and equipment	363,310	**(Shareholders' equity)**	
Vessels	18	**Common Stock**	**233,731**
Vehicles and transportation equipment	1,319	**Legal reserve**	**134,807**
		Additional paid-in capital	95,509
Tools, furniture and fixtures	8,340	Legal reserve	39,298
Land	185,336	**Retained earnings**	**6,404**
Construction in progress	18,793	Reserve for special depreciation	[illegible]
Intangible fixed assets	**16,360**	Reserve for losses on overseas investments	14
Software, etc.	16,360		
Investments and others	**450,567**	Reserve for advanced depreciation	20,250
Investments in securities	133,810	Undisposed Loss at end of the year	13,870
Investments in subsidiaries	261,045	[Of which: Loss for the year]	[18,581]
Long-term loans	1,255	**Revaluation Gain**	**3,555**
Long-term prepaid expenses	1,030	Gain on revaluation of available-for-sale securities	3,555
Long-term deferred tax assets	25,012		
Other investments	71,970	**Treasury Stock**	**(20)**
Allowance for doubtful receivables	(43,557)	**Total shareholders' equity**	**378,478**
Total assets	**1,787,428**	**Total liabilities and shareholders' equity**	**1,787,428**

Non-Consolidated Statement of Operations
the 148th fiscal year ended March 31, 2002

(Unit: Millions of yen)

Items	Amounts	
Operating revenue		
Net sales		955,548
Operating expenses		
Cost of sales	832,504	
Selling, general and administrative expenses	110,930	943,434
Operating income		12,114
Non-operating income		
Interest and dividends income	6,690	
Other income	20,807	27,498
Non-operating expenses		
Interest expenses	21,361	
Other expenses	12,696	34,058
Ordinary Income		**5,554**
Special credits		
Gain on sales of fixed assets	14,295	
Gain on sales of investments in securities	38	
Gain on sales of securities issued by subsidiaries	5,408	
Gain on reversal of reserve for rebuilding furnaces	7,140	26,883
Special charges		
Loss on disposal of fixed assets	1,417	
Loss on sales of investments in securities	1,681	
Loss on writedowns of investments in securities, etc.	20,938	
Liquidation loss related to investments in subsidiaries, etc.	24,764	
Amortization of transitional obligations for employees' retirement benefits	10,195	
Special charge arising from employees' termination benefits	7,658	66,657
Loss before income taxes		**34,218**
Income taxes		8,500
Adjustments to income taxes (profit)		24,137
Net loss		**18,581**
Retained earnings at beginning of the year		4,711
Undisposed loss at end of the year		13,870

(Notes to Balance Sheet and Statement of Operations)

1. Securities issued by subsidiaries and affiliates are stated at cost determined by moving average method. Available-for-sales securities with market price are marked-to-market based on the average market prices for one month before the balance sheet date (the revaluation differences are charged directly to balance sheet by direct capitalization method, and costs sold are calculated by moving average method). Other available-for-sale securities without market price are stated at cost by moving average method.
2. Inventories are valued at cost determined by the following method.
   Finished goods, semi-finished goods and raw materials -- moving average method
   Work in process and uncompleted construction contracts -- specific identification method
   Supplies, molds and rolls -- specific identification method
   Others -- gross average method
3. Depreciation of property, plant and equipment is as follows:
   Machinery and equipment at Keihin and Fukuyama works, new buildings completed after April 1, 1998 -- straight-line method
   Others — declining balance method
4. The allowance for general receivables is provided based on the ratio computed from the actual results of failures. The allowance for specific receivables such as determined "doubtful" reflects the estimated uncollectible amount for specific receivables.
5. Reserve for loss on guarantees reflects an estimated loss based on the analysis of financial positions of the debtors guaranteed by the Company to provide for possible loss in connection with liabilities for guarantee.
6. Termination allowances are provided for the termination benefits to the employees as of the balance sheet date based on the projected benefit obligation and pension assets. Out of the difference of ¥60,981 million which arose at the time of changing the accounting standards, the amount of ¥10,003 million is amortized at a time through stock contribution to the pension trust fund, and the remaining amount is amortized over five years and presented as a special charge. Actuarial difference is amortized by straight line method not more than average remaining working years (10 years) from the following year.
7. Reserve for rebuilding furnaces is provided for the expenditure for periodic repairs to bricks, etc. of blast furnaces and hot blast stoves, principally based on the actual costs of the previous repairs and the intervals between such repairs.
8. The revenues from construction contracts are recognized by the following methods:
   Long-term (construction period over one year, in case of vessels, two years) and large-scale (construction amount more than one billion yen) contracts -- percentage of completion method
   Others -- completion method
   Net sales recorded based on percentage of completion method amounted to ¥183,786 million for the year.
9. Consumption tax and regional consumption tax are accounted for separately from related items.
10.

	(Units: Millions of yen)
Short-term receivables from subsidiaries	17,782
Long-term receivables from subsidiaries	41,902
Short-term payables to subsidiaries	205,366
Long-term payables to subsidiaries	14,335
Net sales to subsidiaries	178,956
Purchases from subsidiaries	458,781
Non-operating transactions with subsidiaries	208,490

11. Accumulated depreciation deducted from "Property, plant and equipment" ¥2,276,345 million
12. Pledged assets:

	(Units: Million of yen)
Property, plant and equipment	32,551
Investments in securities	8,559
Investments in subsidiaries	2,335
Other investments	700

13. Contingent liabilities ¥29,160 million
The above amount includes ¥2,891 million substantially guaranteed by third parties.
14. Reserve for loss on guarantees and reserve for rebuilding furnaces are stipulated under Article 287-2 of the Commercial Code of Japan.
15. ¥3,555 million of net worth increased as a result of marked-to-market the assets stipulated under Article 290-1-6 of the Commercial Code of Japan.
16. Net loss per share: ¥5.45
17. Amounts less than the presented units have been omitted.

Statement of Proposed Disposition of Deficit

Item	Amount (yen)
Undisposed loss at end of the year	13,870,033,205
Reversal of reserve for special depreciation	9,225,091
Reversal of reserve for losses on overseas investments	14,840,002
Reversal of reserve for advanced depreciation	20,250,665,108
Total	6,404,696,996
Disposition of these	
Retained earnings carried forward to the next year	6,404,696,996

Transcript of Report of Independent Auditors

Report of Independent Auditors

May 15, 2002

Representative Director and President
Mr. Masayuki Hanmyo
NKK Corporation

Shin Nihon & Co.

Osamu Yoshida
Representative and engagement partner
Certified Public Accountant

Shuichi Ujihara
Representative and engagement partner
Certified Public Accountant

Yasuharu Nakajima
Engagement partner
Certified Public Accountant

Pursuant to Article 2 of the "Law concerning Special Measures under the Commercial Code with Respect to Audits, etc. of Corporations", we have examined the balance sheet, the statement of operations, the accounting matters stated in business report, the statement of proposed disposition of deficit and the accounting matters stated in supporting schedules of NKK Corporation (the Company) for the 148th fiscal term from April 1 ,2001 to March 31, 2002.

Our examinations were made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required.

As a result of examinations, it is our opinion that:

1) The balance sheet and the statement of operations present properly the Company's financial position and its results of operations in accordance with the related regulations and the Company's articles of Incorporation.
2) The accounting matters stated in the business report presents properly the situations of the Company in accordance with the related regulations and the Company's articles of Incorporation.
3) The statement of proposed disposition of deficit is presented in accordance with the related regulations and the Company's articles of Incorporation.
4) There is nothing to point out as to the accounting matters in the supporting schedules in accordance with the provisions of the Commercial Code of Japan.

As described in the section "Overview of operations (2) Post-Balance Sheet Events", On May 9, 2002, NKK signed an Agreement for Consolidation with Kawasaki Steel Corporation.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

NKK's independent auditor, Century Ota Showa & Co. changed its name to Shin Nihon & Co. on July 1, 2001.

Transcript of Report of the Board of Corporate Auditors

Auditors Report

Regarding the execution of duties by the directors for the 148th fiscal year from April 1, 2001 through March 31, 2002, we hereby submit our audit report, which has been prepared through discussions based on reports from the respective corporate auditors concerning the methods and results of audits performed.

1. Overview of auditing methods employed by corporate auditors

Based on the auditing policies, work responsibilities and other guidelines specified by the board of corporate auditors, each corporate auditor has attended the meetings of the board of directors and other meetings, received reports on business operations from the directors and other relevant personnel, examined authorization documents and related information, and reviewed the operations and financial position at headquarter and other principal offices and when necessary, requested reports from subsidiaries regarding their operations. Moreover, the corporate auditors have received reports and explanations regarding the audits performed by the independent auditors and have examined the financial statements and accompanying detailed statements.

Regarding competitive trade by any of the directors, trade implying conflict of interest involving the Company and any of its directors, gratis allocation of benefits done by the Company, irregular transactions with any subsidiary or shareholder and the acquisition and retirement of the Company shares, etc., we requested reports from the directors and other relevant personnel and examined such trading conditions, etc. in addition to the above mentioned audit procedures.

2. Audit results

(1) In our opinion, the methods and results employed and rendered by Shin Nihon & Co., independent auditors, are fair and reasonable.

(2) In our opinion, the business report fairly presents the Company's condition in accordance with the applicable laws and ordinances and the article of incorporation.

(3) With regard to the proposed disposition of deficit, we have found no exceptions regarding the Company's financial status or other circumstances.

(4) In our opinion, the accompanying detailed statements fairly present the items to be disclosed. We found no exceptions in that regard.

(5) With regard to the execution of duties including duties regarding subsidiaries by the Company's directors, we have found no evidence of wrongful action or material violation of applicable laws and ordinances, nor of any violation with respect to the articles of incorporation.
We have moreover found no breach of duty by the directors with regard to competitive trade, trade with conflict of interest involving the Company and any of its directors, the gratis allocation of benefits done by the Company, irregular transactions with any subsidiary or shareholder, and the acquisition and retirement of the Company shares, etc.

May 21, 2002

Board of Corporate Auditors of NKK Corporation
Kazuo Tai, Senior Corporate Auditor (Standing)
Kazuo Kunioka, Senior Corporate Auditor (Standing)
Shin Shiotani, Corporate Auditor (Standing)
Tatsuo Hayashi, Corporate Auditor (Standing)
Aritsugu Tashiro, Corporate Auditor

(Note) Kazuo Tai, Senior Corporate Auditor, Shin Shiotani, Senior Corporate Auditor and Aritsugu Tashiro, Corporate Auditor are external auditors under Article 18-1 of Law Concerning Special Measures under the Commercial Code with Respect to Audits, etc. of Corporations.

Reference Documents for the Exercise of Voting Rights

1. The total number of voting rights assigned to all stockholders: 3,368,316 votes

2. Proposed resolutions and reference documents:

Proposal of Resolution No. 1: Approval of the proposed disposition of deficit for the 148th term.
The proposed plans are provided in the attached document (page 21).
It is lamentable that the Company had to close this fiscal year with appropriating undisposed loss. We regret but have to extend the suspension of dividend payment.
The losses will be covered by offset entries in reserve for special depreciation, reserve for losses on overseas Investments, and reserve for advanced depreciation against their full outstanding balances. As a result, we would have ¥6,404,696,996 as retained earnings carried forward to the next fiscal year.

Proposal of Resolution No.2: Proposed amendments to the Articles of Incorporation
1. Reasons for the amendments
1) Pursuant to the abolition of the "Law Concerning Special Measures under the Commercial Code with Respect to the Procedure for Cancellation of Stock," and the change to the quorum standard on the resolution of selecting directors and corporate auditors as a result of the enforcement of the "Law Concerning Partial Amendment to the Commercial Code, etc." (Law No. 79, 2001) on October 1, 2001, we would like to delete the existing Article 8 (Retirement of Shares out of Profits) and Article 8-2 (Retirement of Shares out of Capital Surplus), and amend thereby the relevant wording of the existing Article 17 (Election) and Article 23 (Election), as required, including bringing forward and renumbering relevant articles in the current Articles of Incorporation accordingly.

2) The concept of a new stock reservation rights system has been established and the preparation of legal documents in electromagnetic recording methods has been authorized pursuant to the enforcement of the "Law Concerning Partial Amendment to the Commercial Code, etc." (Law No. 128, 2001) on April 1, 2002. In compliance with these statutory amendments, we would like to delete the existing Article 31 (Time of Conversion of Convertible Debentures) and amend thereby the existing Article 9 (Share Transfer Agent), Article 10 (Share Handling Rules), Article 11 (Record Date), Article 29 (Dividends) and Article 30 (Interim Dividends) as required, including bringing forward and renumbering relevant articles in the current Articles of Incorporation accordingly.

2. Summary of the proposed amendments We propose that the Articles of Incorporation be amended as shown in the table below.
As for the existing Articles of Incorporations, the Company has already adopted and set forth, as of October 1, 2001, the new provisions related to the abolishment of the par value stock shares and the establishment of the unit (tangen) stock system after the relevant amendments were made, in compliance with the enforcement of the "Law Concerning Partial Amendment to the Commercial Code, etc" (Law No. 79, 2001) above.

(Amendments shown by underlines.)

Existing Articles	Proposed Amendments
(Amount of a Par Value Share) Article 6: Deleted	(To be deleted)

(Number of Shares Per Unit (tangen) and Non-issuance of Share Certificates Stating the Numbers Less than One Unit (tangen) of Shares) Article 7: The number of shares of the Corporation comprising one unit (tangen) shall be one thousand 1,000) shares. The Company shall not issue share certificates stating the numbers less than one unit (tangen) of shares (hereinafter referred to as "less than one unit (tangen) shares").	Article 6: (The same as the existing one.)
(Retirement of Shares out of Profits) Article 8: The Corporation may, when it is deemed necessary in consideration of the economic conditions, business operation or financial position of the Corporation and others, purchase its own shares to retire them out of profits by a resolution of the Board of Directors after the date of the 143rd Ordinary General Meeting of Shareholders, provided that the number of such retired shares shall not be more than 352,358,000 shares.	(To be deleted)
(Retirement of Shares out of Capital Surplus) Article 8-2: In addition to Article 8 provided hereunder, the Corporation may purchase its own shares to retire them out of Capital Surplus by a resolution of the Board of Directors after the date of the 144th Ordinary General Meeting of Shareholders, provided that the number of such retired shares shall not be more than 630,000,000 shares and that the total price of such retired shares shall not be more than 75,000,000,000 Japanese Yen.	(To be deleted.)
(Share Transfer Agent) Article 9: The Corporation shall appoint a Share Transfer Agent. The Share Transfer Agent and its business office shall be designated by a resolution of the Board of Directors. The Register of Shareholders (the term as used here or below in these Articles of Incorporation shall include the Register of Beneficial Shareholders) of the Corporation shall be kept at the business office of the Share Transfer Agent, and the change of name of the holder of shares, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of less than one unit shares, and other matters relating to shares shall be handled by the Share Transfer Agent, and shall not be handled by the Corporation.	(Share Transfer Agent) Article 7: The Corporation shall appoint a Share Transfer Agent. The Share Transfer Agent and its business office shall be designated by a resolution of the Board of Directors. The Register of Shareholders (the term as used here or below in these Articles of Incorporation shall include the Register of Beneficial Shareholders) of the Corporation shall be kept at the business office of the Share Transfer Agent, and the change of name of the holder of shares, the entry or recording in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of less than one unit shares and other matters relating to shares shall be handled by the Share Transfer Agent, and shall not be handled by the Corporation.

(Share Handling Rules) Article 10: The kinds of share certificates of the Corporation, the change of name of the holder of shares, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of less than unit (tangen) shares, the share handling fees and other procedures relating to shares shall be governed by the rules relating to share handling established for such purpose by the Board of Directors. A shareholder (the term as used here or below in these Articles of Incorporation shall include a beneficial shareholder) or pledgee residing in a foreign country shall have a provisional address or appoint an agent in Japan and file, pursuant to the rules relating to share handling referred to in the preceding paragraph, a notice thereof with the Share Transfer Agent of the Corporation.	(Share Handling Rules) Article 8: The kinds of share certificates of the Corporation, the change of name of the holder of shares, the entry or recording in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of less than unit (tangen) shares, the share handling fees and other procedures relating to shares shall be governed by the rules relating to share handling established for such purpose by the Board of Directors. A shareholder (the term as used here or below in these Articles of Incorporation shall include a beneficial shareholder) or pledgee residing in a foreign country shall have a provisional address or appoint an agent in Japan and file, pursuant to the rules relating to share handling referred to in the preceding paragraph, a notice thereof with the Share Transfer Agent of the Corporation.
(Record Date) Article 11: The Corporation shall determine the shareholders entitled to exercise the rights of shareholders with respect to the ordinary general meeting of shareholders concerning the settlement of accounts for the last business term to be the shareholders with voting rights whose names are recorded in the Register of Shareholders as of the close of business hours of March 31 of that business term. In addition to the foregoing, when necessary, the Corporation shall determine the shareholders or pledgees, entitled to any rights thereof to be the shareholders or pledgees whose names are recorded in the Register of Shareholders as of the close of business hours of a specific date, upon giving advance public notice to that effect.	(Record Date) Article 9: The Corporation shall determine the shareholders entitled to exercise the rights of shareholders with respect to the ordinary general meeting of shareholders concerning the settlement of accounts for the last business term to be the shareholders with voting rights whose names are written or recorded in the Register of Shareholders as of the close of business hours of March 31 of that business term. In addition to the foregoing, when necessary, the Corporation shall determine the shareholders or pledgees, entitled to any rights thereof to be the shareholders or pledgees whose names are written or recorded in the Register of Shareholders as of the close of business hours of a specific date, upon giving advance public notice to that effect.
CHAPTER III GENERAL MEETING OF SHAREHOLDERS Article 12: to (The related provisions omitted) Article 15:	CHAPTER III GENERAL MEETING OF SHAREHOLDERS Article 10: To (The same as the existing ones) Article 13:
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS Article 16: (The related provision omitted)	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS Article 14: (The same as the existing one)

(Election) Article 17: The directors shall be elected at the general meeting of shareholders, provided that for such election, the attendance of shareholders holding not less than one-third (1/3) of the total number of shares issued and outstanding, the holders of which are legally entitled to exercise their voting rights, is required. No cumulative voting shall be used for the election of the directors.	(Election) Article 15: The directors shall be elected at the general meeting of shareholders, provided that for such election, the attendance of shareholders holding not less than one-third (1/3) of the voting rights held by all shareholders, the holders of which are legally entitled to exercise their voting rights, is required. No cumulative voting shall be used for the election of the directors.
Article 18: to (The related provisions omitted) Article 21:	Article 16: to (The same as the existing ones) Article 19:
CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
Article 22: (The related provision omitted) (Election) Article 23: The corporate auditors shall be elected at the general meeting of shareholders, provided that for such election, the attendance of shareholders holding not less than one-third (1/3) of the total number of shares issued and outstanding, the holders of which are legally entitled to exercise their voting rights, is required.	Article 20: (The same as the existing one.) (Election) Article 21: The corporate auditors shall be elected at the general meeting of shareholders, provided that for such election, the attendance of shareholders holding not less than one-third (1/3) of the voting rights held by all shareholders, the holders of which are legally entitled to exercise their voting rights, is required.
Article 24: to (The related provisions omitted) Article 27:	Article 22: to (The same as the existing ones) Article 25:
CHAPTER VI ACCOUNTING Article 28: (The related provision omitted)	CHAPTER VI ACCOUNTING Article 26: (The same as the existing one)
(Dividends) Article 29: Dividends shall be paid to the shareholders who are recorded as such in the Register of Shareholders as of the close of business hours of March 31 of each year.	(Dividends) Article 27: Dividends shall be paid to the shareholders or pledgees who are written or recorded as such in the Register of Shareholders as of the close of business hours of March 31 of each year.

(Interim Dividends) Article 30: By a resolution of the Board of Directors, interim dividends which are provided for as the Distribution of Money in Article 293-5 of the Commercial Code may be paid in any year to the shareholders who are recorded as such in the Register of Shareholders as of the close of business hours of September 30 of each year.	(Interim Dividends) Article 28: By a resolution of the Board of Directors, interim dividends that are provided for as the Distribution of Money in Article 293-5 of the Commercial Code may be paid in any year to the shareholders or pledgees who are written or recorded as such in the Register of Shareholders as of the close of business hours of September 30 of each year.
(Time of Conversion of Convertible Debentures) Article 31: With respect to the first dividend or interim dividend payment on shares converted from convertible debentures, the conversion shall be deemed to have taken place on April 1 when the request for such conversion was made from April 1 to September 30 in any year and on October 1 when the same was made from October 1 to March 31 of the ensuing year and payment shall be made on this basis.	(To be deleted)
Article 32: (The related provision omitted)	Article 29: (The same as the existing one)

Reference:

The current Articles of Incorporation of the Company were amended as of October 1, 2001, as shown below, with regard to the matters on which a resolution for the amendments to the Articles of Incorporation was deemed to have been effected, as well as the matters of which relevant provisions were lapsed, pursuant to the enforcement of the Law Concerning Partial Amendment to the Commercial Code, etc" (Law No. 79, 2001) and Supplementary Regulations thereof.

(Amendments shown by underlines.)

Former Articles	Existing Articles
(Amount of a Par Value Share) Article 6: All shares with a par value to be issued by the Corporation shall have the amount of a par value of fifty yen (¥50) per share.	(Amount of a Par Value Share) Article 6: Deleted.
(Number of Shares Per Unit) Article 7: The number of shares of the Corporation comprising one unit shall be one thousand (1,000) shares.	(Number of Shares Per Unit (tangen) and Non-issuance of Share Certificates Stating the Numbers Less than One Unit (tangen) of Shares) Article 7: The number of shares of the Corporation comprising one unit (tangen) shall be one thousand 1,000) shares. The Company shall not issue share certificates stating the numbers less than one unit (tangen) of shares (hereinafter referred to as "less than one unit (tangen) shares").

(Share Transfer Agent) Article 9: The Corporation shall appoint a Share Transfer Agent. The Share Transfer Agent and its business office shall be designated by a resolution of the Board of Directors. The Register of Shareholders (the term as used here or below in these Articles of Incorporation shall include the Register of Beneficial Shareholders) of the Corporation shall be kept at the business office of the Share Transfer Agent, and the change of name of the holder of shares, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of shares of less than one unit, and other matters relating to shares shall be handled by the Share Transfer Agent, and shall not be handled by the Corporation.	(Share Transfer Agent) Article 9: The Corporation shall appoint a Share Transfer Agent. The Share Transfer Agent and its business office shall be designated by a resolution of the Board of Directors. The Register of Shareholders (the term as used here or below in these Articles of Incorporation shall include the Register of Beneficial Shareholders) of the Corporation shall be kept at the business office of the Share Transfer Agent, and the change of name of the holder of shares, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of less than one unit (tangen)shares, and other matters relating to shares shall be handled by the Share Transfer Agent, and shall not be handled by the Corporation.
(Share Handling Rules) Article 10: The kinds of share certificates of the Corporation, the change of name of the holder of shares, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of shares of less than one unit, the share handling fees and other procedures relating to shares shall be governed by the rules relating to share handling established for such purpose by the Board of Directors. A shareholder (the term as used here or below in these Articles of Incorporation shall include a beneficial shareholder) or pledgee residing in a foreign country shall have a provisional address or appoint an agent in Japan and file, pursuant to the rules relating to share handling referred to in the preceding paragraph, a notice thereof with the Share Transfer Agent of the Corporation.	(Share Handling Rules) Article 10: The kinds of share certificates of the Corporation, the change of name of the holder of shares, the entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the issuance of share certificates, the purchase by the Corporation of less than one unit (tangen)shares, the share handling fees and other procedures relating to shares shall be governed by the rules relating to share handling established for such purpose by the Board of Directors. A shareholder (the term as used here or below in these Articles of Incorporation shall include a beneficial shareholder) or pledgee residing in a foreign country shall have a provisional address or appoint an agent in Japan and file, pursuant to the rules relating to share handling referred to in the preceding paragraph, a notice thereof with the Share Transfer Agent of the Corporation.

Proposal of resolution No. 3: Partial Transfer of Business

1. Reasons

The shipbuilding business of NKK dates back to 1940, when Tsurumi Seitetsu Zosen Kabushiki Kaisha (Tsurumi Steel Manufacturing & Shipbuilding KK) merged with NKK. Over sixty-plus years since, shipbuilding has been one of the core businesses. However, this business has been slow due mainly to excessive supply, causing the price of ships to be at a low level. Competition has become fierce with the rise of the shipbuilding industry in other countries including the Republic of Korea. It is likely that the Japanese shipbuilding industry, in the mid to long-term will continue to face more severe business environment.

Under the circumstances, NKK and Hitachi Zosen came to share the awareness to strengthen the competitive positions of the two companies. They need to enhance technology and product development capabilities by sharing management resources, competitive cost by taking the advantage of the economy of scope, and to introduce an effective administrative system.

In December last year, the two companies thus agreed to integrate the shipbuilding operation of each company on an equal basis and to pursue further growth of the new entity.

NKK, based on this agreement, intends to transfer its shipbuilding operation to Universal Shipbuilding Corporation, a joint venture with Hitachi Zosen.

2. Business Transfer Agreement

Business Transfer Agreement (Transcript)

NKK Corporation (hereinafter "A") and Universal Shipbuilding Corporation (hereinafter "B") hereby agree to partial transfer of A's business to B as follows:

(Purpose)
Article 1 A, as of September 26, 2002 (hereinafter the "Date of Transfer"), shall transfer its shipbuilding business (hereinafter "The Business") to B, and B accepts the transfer. A and B shall, through mutual consultation, may agree to change the date of transfer, if the change becomes necessary depending on the progress of the procedural steps required to be taken.

(Transferred Assets)
Article 2 A's assets to be transferred to B (hereinafter the "Transferred Assets" under the provision of the foregoing Article shall be A's assets and liabilities relating to the business as of the date of transfer. Their specifics shall be decided by A and B through mutual consultation.

(Value, Method of Payment, etc.)
Article 3 The value of the Transferred Assets shall be determined by the market value as of the Date of Transfer and shall be decided by A and B through mutual consultation.

2. A and B, by mutual consultation, shall agree on the method and timing of payment to be made in exchange for the values referred to in the preceding paragraph

(Time of Transfer)
Article 4 The time of transfer of the Transferred Assets shall be the Date of Transfer. A and B shall consult each other and may agree to change the time of transfer, if such change becomes necessary depending on the progress of the procedural steps required to be taken.

(Duty of Care)
Article 5 After the execution of this agreement, A shall look after the safekeeping and management of the Transferred Assets as a person with a duty of care as required to a person under such circumstances until the completion of the transfer as provided hereunder.

(Treatment of Employees)
Article 6 A and B shall consult with each other as to necessary treatment on A's employees engaged in The Business.

(Covenant not to Compete)
Article 7 A and B shall consult with each other to agree on the scope of A's covenant not to compete in business activities after the transfer of The Business.

(Change of Circumstances)
If the Transferred Assets undergo material change or the objectives of this agreement become unattainable

because of any natural calamity or any other condition beyond the control of the parties hereto during the period after the execution of this agreement until the completion of the asset transfer, A and B shall consult each other and may change the terms and conditions of this agreement or cancel this agreement.

(Approval of the General Meeting of Shareholders)
Article 9 A shall make a request for approval of this agreement at its general meeting of shareholders scheduled to be held in June, 2002.

(Effectiveness of this Agreement)
Article 10 This agreement shall take effect upon approval at A's shareholders' meeting as provided in the preceding article and at a shareholders' meeting of Hitachi Shipbuilding Co., Ltd.
(hereinafter "C") of the proposed agreement between C and B relating to the transfer of C's shipbuilding business. This agreement shall be rendered ineffective when it is not approved by competent authorities under law.

(Matters for Mutual Consultation)
Article 11 Matters not provided in this agreement shall be discussed mutually between A and B, and decided in line with the purpose of this agreement.

This agreement is made in two originals, each to be kept by A and B after execution, signed and sealed.

May 23, 2002

A: Masayuki Hanmyo, Representative Director/President
NKK Corporation
1-2, , Marunouchi, 1-chome Chiyoda-ku, Tokyo

B: Takehiko Kamijo, Representative Direcotor/President
Universal Shipbuilding Corporation
28-1, , Ohi 1-chome, Shinagawa-ku, Tokyo

3. Assets Proposed for Transfer (book values as of March 31, 2002)

(in ¥100 million)

Account		Amount
Assets	Current Assets	74
	Fixed Assets	140
	Total	215
Liabilities	Current Liabilities	52
	Total	52

(Note) Numbers below ¥100 million are rounded down.

4. The profit/loss condition of the business to be transferred for the most recent fiscal year
The 148th term (April 1, 2001 to March 31, 2002)

(in ¥100 million)

Account	Amount
Sales	582
Profit from Operations	60

(Note) Numbers below ¥100 million are rounded down.

5. Summary Profile of the Transferee:

(1) Corporate Name:	Universal Zosen Kabushiki Kaisha (Universal Shipbuilding Corporation)
(2) Location of Headquarters:	28-1, Ohi 1-chome, Shinagawa-ku, Tokyo
(3) Representative Director/Chairman:	Kenzo Tazawa
Representative Director/President:	Takehiko Kamijo
(4) Capital:	¥10 million
(5) Line of Business:	Designing, manufacture, sale and repairs of ships, floating type petroleum storage facilities, megafloats, etc.
(6) Shareholders and Ratios of Ownership:	NKK 50% Hitachi Zosen KK 50%

Proposal of Resolution No. 4: Establishment of Full Parent Company by Stock for Stock Exchange.
Please refer to the enclosed Attachment to the "Reference Documents for the Exercise of Voting Rights" for details.

Proposal of Resolution No. 5: Election of Three (3) Directors.

The term in office of four directors expires at the conclusion of this general stockholders' meeting; namely, Masayuki Hanmyo, Shunkichi Miyoshi, Atsuo Yajima, and Wataru Fukasawa. It is proposed that a resolution is adopted to elect three directors. The candidates are listed below:

Candidates for Directors (3 persons)

Name (Date of Birth)	Resume *If currently serves as a representative director or officer, for another company, that company' name and the position served.	Ownership in NKK Equity
1 Masayuki Hanmyo (Nov. 8, 1940)	April 1963 Joined NKK. June 1992 Director June 1996 Director / Vice President April 1999 Representative Director/Executive Vice President June 2000 Representative Director Feb. 2002 Representative Director/President Continued to be in this position to date. * NK Techs K.K.- Representative Director/President	76,080 shares
2 Hiroyuki Ito (Jan.4, 1943)	April 1967 Joined NKK. April 1995 General Manager of Marketing Department of Steel Sheets June 1997 Director April 1999 Director/Vice President Mar 2000 Left the above position. April 2000 Senior Vice President (executive officer) Feb. 2002 Executive Vice President (executive officer) Continued to be in this position to date.	51,200 shares
3 Sumiyuki Kishimoto (Aug.24, 1945)	April 1970 Joined NKK. April 1997 Deputy Plant Manager, Fukuyama Works June 1997 Director April 1999 Director / Vice President Mar. 2000 Left the above position. April 2000 Senior Vice President (executive officer)	35,000 shares

	Feb. 2002	Executive Vice President (executive officer) Continued to be in this position to date.	

(Note) 1) There are no special conflict og interest between each of the above candidates and NKK.

2) With the introduction of a new management structure called "executive officer" in April, 2000, Masayuki Hanmyo, was appointed Executive Vice President (executive officer). Today, he is President (executive officer). For the same reason, other two candidates, Hiroyuki Ito and Sumiyuki Kishimoto, both left their positions as directors on March 31, 2000, and then were appointed Senior Vice President (executive officer) as of April 1, 2000. They are currently serving as Executive Vice President (executive officer).

Proposal of Resolution No. 6 Presentation of Retirement Compensation on Retiring Directors and a Corpotate Auditor:

Shunkichi Miyoshi, Atsuo Yajima, and Wataru Fukasawa are retiring from directorship, and Kazuo Kunioka is retiring from corporate auditor, at the conclusion of this general meeting of shareholders. Payment of retirement compensation for special service to them is proposed to be made within the amounts as considered appropriate and computed on the basis of the standards adopted by NKK. It is requested that the issue is deliberated at a board meeting for the compensation to the directors, and a consultation of corporate auditors for the compensation to the corporate auditor respectively to determine specific amounts as well as when and how the payment would be made.

The resume of each retiree is as follows:

Name	Resume (Summarized)	
Shunkichi Miyoshi	June 1982	Director
	June 1985	Director / Vice President
	June 1988	Representative Director/Senior VP
	June 1990	Representative Director/Executive VP
	June 1992	Representative Director/President
	June 1997	Representative Director/Chairman
	April 1999	Director/Chairman
	Feb. 2002	Director
	Continued to be in this position to date.	
Atsuo Yajima	June 1992	Director
	June 1995	Director / Vice President
	April 1997	Representative Director/Vice President
	June 1997	Representative Director/Executive VP
	June 2000	Representative Director
	Feb. 2002	Director
	Continued to be in this position to date.	
Wataru Fukasawa	June 1996	Vice President
	April 1997	Representative Director/Vice President
	June 1997	Representative Director/Executive VP
	June 2000	Representative Director
	Feb. 2002	Director
	Continued to be in this position to date.	
Kazuo Kunioka	June 1999	Senior Corporate Auditor (Standing)
	Continued in this position to date.	

(REFERENCE)

Consolidated Balance Sheet
As of March 31, 2002

(Unit: Millions of yen)

	Amounts		Amounts
(Assets)		(Liabilities)	
Current assets	774,003	**Current liabilities**	961,177
Cash and deposits	63,312	Notes and accounts payable	410,646
Notes and accounts receivable	306,427	Short-term borrowings	291,862
Inventories	308,416	Bonds redeemable within one year	52,021
Deferred tax assets	49,423	Other current liabilities	206,646
Other current assets	47,675	**Long-term liabilities**	922,209
Allowance for doubtful receivables	(1,253)	Bonds	281,772
Fixed assets	1,453,393	Long-term indebtedness	483,649
Property, plant and equipment	1,176,523	Employees' termination allowances	81,904
Buildings and structures	325,291	Reserve for rebuilding furnaces	33,511
Machinery and equipment	499,119	Other long-term liabilities	41,371
Land	318,202	**Total liabilities**	1,883,386
Construction in progress	21,146		
Other tangible fixed assets	12,763	(Minority interests)	
Intangible fixed assets	23,541	**Minority interests**	23,465
Investments and other assets	253,328		
Investments in securities	160,078	(Shareholders' equity)	
Long-term deferred tax assets	47,821	**Common stock**	233,731
Other investments	76,641	**Additional paid-in capital**	95,509
Allowance for doubtful receivables	(31,213)	**Deficit**	(10,999)
		Gain on revaluation of available-for- sale securities	5,404
		Translation adjustments	(3,080)
		Treasury common stock	(20)
		Total shareholders' equity	320,545
Total assets	2,227,397	**Total liabilities, minority interests and shareholders' equity**	2,227,397

Consolidated Statement of Operations
For the 148th fiscal year ended March 31, 2002

(Unit: Millions of yen)

Items	Amounts	
Operating revenue		
Net sales		1,653,500
Operating expenses		
Cost of sales	1,459,010	
Selling, general and administrative expenses	202,160	1,661,171
Operating loss		7,671
Non-operating income		
Interest and dividends income	4,145	
Other income	14,216	18,362
Non-operating expenses		
Interest expenses	38,527	
Other expenses	14,103	52,631
Ordinary loss		**41,940**
Special credits		
Gain on sales of fixed assets	16,031	
Gain on sales of securities issued by subsidiaries and affiliates	272	
Gain on reversal of reserve for rebuilding furnaces	7,140	
Gain on sale of natural gas derivative contract	3,185	
Cumulative effect arising from pension fund	2,100	28,729
Special charges		
Loss on disposal of fixed assets	8,086	
Loss on sales of investments in securities	1,913	
Loss on writedowns of investments in securities, etc.	21,861	
Liquidation loss related to investments in subsidiaries and affiliates, etc.	28,564	
Amortization of transitional obligation for employees' retirement benefits	13,801	
Special charges arising from employees' termination benefits	9,066	
Special charges on allowance for doubtful receivables	4,082	87,376
Loss before income taxes		**100,587**
Income taxes		17,530
Adjustments to income taxes (profit)		13,737
Minority interests		36,790
Net Loss		**67,589**

Consolidated Statement of Cash Flows
For the 148th fiscal year ended March 31, 2002

(Unit: Millions of Yen)

1) Cash flows from operating activities	
1. Loss before income taxes	(100,587)
2. Depreciation and amortization	107,613
3. Increase (decrease) in reserves	11,155
4. Interest and dividends income	(4,145)
5. Interest expenses	38,527
6. Gain on sales of fixed assets	(16,031)
7. Gain on sales of securities issued by subsidiaries and affiliates	(272)
8. Gain on sale of natural gas derivative contract	(3,185)
9. Loss on disposal of fixed assets	8,086
10. Loss on sales of investments in securities	1,913
11. Loss on writedowns of investments in securities, etc.	21,861
12. Liquidation loss related to investments in subsidiaries and affiliates, etc.	28,564
13. Special charges arising from employees' termination benefits	9,066
14. Increase (decrease) in trade receivable and payable	67,643
15. Increase (decrease) in inventories	23,132
16. Others	(6,339)
Sub Total	187,005
17. Interest and dividends received	4,271
18. Interest Paid	(39,568)
19. Retirement and severance benefits paid	(12,061)
20. Income taxes paid	(21,841)
21. Others	12,431
Total cash flows from operating activities	130,236
2) Cash flows from investing activities	
1. Purchases of property, plant, and equipment	(61,505)
2. Proceeds from sales of property, plant, and equipment	23,977
3. Acquisition of investment securities	(16,426)
4. Proceeds from sales of investment securities	4,124
5. Others	(1,432)
Total cash flows from investing activities	(51,261)
3) Cash flows from financing activities	
1. Decrease in short-term borrowings	(23,181)
2. Proceeds from long-term borrowings	89,424
3. Repayments of long-term borrowings	(106,522)
4. Increase in bonds	40,000
5. Decrease in bonds	(118,689)
Sub Total	(118,969)
6. Cash dividends paid to minority shareholders	(393)
7. Compensation to minority shareholders arising from redemption of common stock	(1,569)
8. Others	(5,458)
Total cash flows from financing activities	(126,391)
4) Translation differences	2,191
5) Net decrease in cash and cash equivalents	(45,225)
6) Cash and cash equivalents at beginning of the year	108,668
Increase (decrease) on revision of consolidation range	(222)
7) Cash and cash equivalents at end of the year	63,220

Profit & Loss on Segment Basis
For the 148th fiscal year ended March 31, 2002

(Unit: Millions of Yen)

	Steel Business	Engineering Business	Others	Total	Elimination & Administration	Consolidated
Sales to External Customer	1,152,354	432,101	69,044	1,653,500	–	1,653,500
Sales to Inter-segment	32,134	18,757	12,515	63,406	(63,406)	–
Total Sales	1,184,488	450,858	81,559	1,716,907	(63,406)	1,653,500
Operating Expenses	1,216,752	430,287	75,823	1,722,863	(61,692)	1,661,171
Operating Income	(32,263)	20,571	5,735	(5,956)	(1,714)	(7,671)
Assets	1,693,368	439,690	151,851	2,284,910	(57,513)	2,227,397
Depreciation Expenses	96,895	5,354	2,796	105,045	2,568	107,613
Capital Investment	61,003	3,508	1,848	66,360	3,042	69,402

ATTACHMENT

REFERENCE DOCUMENTS FOR THE EXERCISE OF VOTING RIGHTS
For the 148th Ordinary General Meeting of Shareholders

NKK Corporation

Proposal 4: Establishment of Full Parent Company by Stock for Stock Exchange

Proposal 4: Establishment of Full Parent Company by Stock for Stock Exchange

1. Reasons for stock for stock exchange

NKK and Kawasaki Steel have determined that business consolidation is the best option for developing their businesses and continuing to provide products and services that satisfy the ever more sophisticated needs of their customers in the recent business environment where the demand for products is changing on a global scale and the global procurement is expanding. The two companies have therefore agreed to create the JFE Group, which will fully consolidate their businesses and those of their group companies on an equal basis to build an "excellent company" for the twenty-first century, with core operations in steel and engineering.

The two companies have selected a holding company as the scheme for the consolidation because of its superiority in facilitating specialized operations, timely decision-making and clear evaluations of business performance. The JFE Group will capitalize on the strong sales bases, advanced technologies and highly efficient steelworks and manufacturing plants of the two companies to to achieve the highest levels of competitiveness, and to create an innovative corporate culture. responding and adapting to changing environments, it seeks thereby to satisfy the needs of customers on a global scale and winning higher valuations from shareholders and capital markets.

To achieve these objectives, the Company requests that the General Meeting of Shareholders approve the establishment of a full parent company called JFE Holdings, Inc. by stock for stock exchange with Kawasaki Steel pursuant to Article 364 of the Commercial Code, and that NKK become a wholly-owned subsidiary of JFE Holdings, Inc.

2. Description of stock for stock exchange

(1) Articles of Incorporation of the full parent company to be established

The content of the Articles of Incorporation of JFE Holdings, Inc. will be found in this document in the section entitled Articles of Incorporation of JFE Holdings, Inc. (pages 51 through 56).

(2) Type and number of shares to be issued by the full parent company to be established

The shares to be issued by JFE Holdings, Inc. at the time of the stock for stock exchange shall, in consideration of the scale of operations etc. of the JFE Group, be 574,733,051 shares of common stock.

Notwithstanding the provisions above, the number of shares to be issued at the time of the stock for stock exchange shall be recalculated in accordance with the provisions found in the Articles of Incorporation of JFE Holdings, Inc. Supplementary Provisions, Article 1-3 (page 56), should convertible bonds issued by Kawasaki Steel be converted to common stock between May 1, 2002 and the day immediately prior to the day in which the stock for stock exchange takes place.

(3) Allocation of shares to the shareholders of the two companies

Shares in JFE Holdings, Inc. shall be allocated at the time of the stock for stock exchamge to individual shareholders recorded in the final Register of Shareholders (including the Register of Beneficial Shareholders) of NKK and Kawasaki Steel on the day immediately prior to the day of the stock for stock exchange. Allocation shall be in the following ratios.

- NKK shareholders
  NKK shareholders shall receive 75 shares of common stock in JFE Holdings, Inc. per 1,000 shares of NKK common stock that they hold.

- Kawasaki Steel shareholders
  Kawasaki Steel shareholders shall receive 100 shares of JFE Holdings, Inc. common stock per 1,000 shares of Kawasaki Steel common stock that they hold.

(4) Capitalization and capital reserves of the full parent company to be established

1) Capitalization: ¥100.0 billion
2) Additional paid in capital: The remainder when the capitalization amount listed above is subtracted from the total existing net asset value for NKK and Kawasaki Steel on the day of stock for stock exchange.

(5) Day of stock for stock exchange (timing of stock for stock exchange)

The stock for stock exchange will take place on September 26, 2002. JFE Holdings, Inc. will be established and registered on September 27, 2002.

These dates may be changed as mutually agreeable to NKK and Kawasaki Steel in light of the progress of stock for stock exchange procedures.

(6) Directors of the full parent company to be established

Below is a list of the directors of JFE Holdings, Inc.

Name (Date of Birth)	Resume and Positions and Corporate Representing Status in Other Companies	Equity Ownership in NKK and/or Kawasaki Steel (KSC)
Kanji Emoto (Jan. 28, 1936)	April 1958 Joined Kawasaki Steel June 1988 Member of the Board and Executive Officer – Kawasaki Steel June 1991 Member of the Board and Senior Executive Officer– Kawasaki Steel June 1994 Member of the Board (Representative Director) and Principal Senior Executive Officer – Kawasaki Steel June 1995 President (Representative Director) and Chief Executive Officer– Kawasaki Steel June 2001 Chairman of the Board (Representative Director)– Kawasaki Steel Continued to be in this position to date. (Directorship with corporate representing status in other companies) Chairman of the Board (Representative Director)– Kawasaki Steel	NKK - 0 shares KSC - 160,000 shares

Yoichi Shimogaichi (Aug.26, 1934)	April 1958 Joined NKK June 1987 Director - NKK June 1989 Director / Vice President - NKK June 1991 Director / Senior Vice President - NKK June 1994 Representative Director/Executive Vice President - NKK June 1997 Representative Director/President - NKK Feb. 2002 Representative Director/Chairman - NKK Continued to be in this position to date. (Directorship with corporate representing status in other companies) Representative Director/Chairman – NKK	NKK - 125,368 shares KSC - 0 shares
Cho Ohtani (Feb. 21, 1939)	April 1962 Joined NKK June 1991 Director - NKK June 1993 Drector / Vice President - NKK April 1997 Representative Director/Vice President - NKK June 1997 Representative Director/ Executive Vice President - NKK June 2000 Representative Director - NKK Continued to be in this position to date. (Directorship with corporate representing status in other companies) Representative Director – NKK	NKK - 139,200 shares KSC - 0 shares
Tetsuo Miyazaki (June 20, 1942)	April 1965 Joined Kawasaki Steel June 1995 Member of the Board and Executive Officer– Kawasaki Steel June 1998 Member of the Board and Senior Executive Officer– Kawasaki Steel June 2001 Member of the Board (Representative Director) and Executive Vice President – Kawasaki Steel Continued to be in this position to date. (Directorship with corporate representing status in other companies) Member of the Board (Representative Director) and Executive Vice President – Kawasaki Steel	NKK - 0 shares KSC - 67,000 shares
Fumio Sudo (March 3, 1941)	April 1964 Joined Kawasaki Steel June 1994 Member of the Board and Executive Officer – Kawasaki Steel June 1997 Member of the Board and Senior Executive Officer– Kawasaki Steel June 2000 Member of the Board (Representative Director) and Executive Vice President – Kawasaki Steel June 2001 President (Representative Director) and Chief Executive Officer – Kawasaki Steel Continued to be in this position to date. (Directorship with corporate representing status in other companies) President (Representative Director) and Chief Executive Officer– Kawasaki Steel	NKK - 0 shares KSC - 78,000 shares

Shigeharu Dote (Sept. 2, 1938)	April 1961 Joined NKK June 1991 Director - NKK June 1994 Director / Vice President - NKK Apr. 1997 Representative Director/Vice President - NKK June 1997 Rep Director/Executive Vice President - NKK June 2000 Representative Director - NKK Continued to be in this position to date. (Directorship with corporate representing status in other companies) Representative Director – NKK	NKK - 207,866 shares KSC - 1,000 shares

(Note) There are no special conflicts of interest between any of the directors above who will be appointed at the stock for stock exchange and either "JFE Holdings, Inc.", NKK or Kawasaki Steel Corporation.

(7) Corporate Auditors at the full parent company to be established.

Below is a list of the corporate auditors of JFE Holdings, Inc.

Name (Date of Birth)	Resume and Positions	Equity Ownership in NKK and/or KSC
Shinji Sakuwa (Sept.2, 1942)	April 1965 Joined Kawasaki Steel July 1989 General Manager, Overseas Construction and Development Marketing Department, Engineering Division – Kawasaki Steel Jan. 1992 c/o Personnel Depratment(General Manager) – Kawasaki Steel Loaned to Kawasaki Enterprises Inc. June 1992 c/o Personnel Management Group (General Manager) – Kawasaki Steel, Member of the Board and Senior Executive Officer - Kawasaki Enterprises Inc. June 1996 Member of the Board and Principal Senior Executive Officer- Kawasaki Enterprises Inc. Dec. 1996 Left Kawasaki Steel Member of the Board and Principal Senior Executive Officer- Kawasaki Enterprises Inc. June 2001 Left Kawasaki Enterprises Inc. Corporate Auditor (standing) – Kawasaki Steel Continued to be in this position to date.	NKK - 0 shares KSC - 52,560 shares
Tatsuo Hayashi (Aug.27, 1941)	April 1965 Joined NKK July 1992 General Manager, General Planning Division - NKK June 1996 Director - NKK June 1998 Corporate Auditor - NKK (standing) June 2001 Senior Corporate Auditor – NKK (standing) Continued to be in this position to date.	NKK - 34,000 shares KSC - 0 shares

Aritsugu Tashiro (Feb.6, 1928)	April 1954 Prosecuting Attorney April 1975 General Manager, 3rd Training Dept., General Research & Study Institute, Ministry of Legal Affairs April 1979 Left the above. May 1979 Memberof the Bar Association (attorney at law) April 1980 Professor at Law Department, Nihon University Feb. 1998 Retired from above. June 2000 Corporate Auditor - NKK Continued to be in this position to date.	NKK - 19,000 shares KSC - 0 shares
Toshikuni Nishinohara (April 29, 1944)	April 1967 Joined The Daiichi Bank Ltd. June 1995 Director - The Daiichi-Kangyou Bank, Ltd (DKB) May 1997 Director/Vice President - DKB June 1997 Director/Senior Vice President - DKB May 1998 Director/Executive Vice President - DKB Sep. 2000 Director/Executive Vice President - DKB Director/Executive Vice President - Mizuho Holdings Ltd. Mar. 2002 Retired from above. Apr. 2002 Adviser to Seiwa Kogyou KK Continued to be in this position to date.	NKK - 0 shares KSC - 0 shares

Notes:

1. None of the statutory auditors who will be appointed at the time of the stock for stock exchange is a representative of another company, nor do they have any special conflicts of interest with regard to JFE Holdings, Inc., NKK or Kawasaki Steel.
2. Mr. Aritsugu Tashiro and Mr. Toshikuni Nishinohara are outside corporate auditors as defined in Article 18:1 of the Law concerning Special Measures under the Commercial Code with Respect to Audits, etc. of Corporation.

(8) Remuneration of directors and corporate auditors of the full parent company to be established

The remuneration paid to directors and auditors of JFE Holdings, Inc. shall, in consideration of the total remuneration by the two companies and other conditions, be within ¥40 million per month total for directors and ¥15 million per month total for corporate auditors. At the time of the establishment, JFE Holdings, Inc. will tentatively have 6 directors and 4 corporate auditors.

(9) Selection of independent auditors for the full parent company to be established

The following auditing firm is selected as the auditor for cooperation.

(As of March 31, 2002)

Name:	Shin Nihon & Co.
Office:	Main office: Hibiya Kokusai Building, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo
History:	October 1985: Established as the Showa Ota & Co. out of the merger of Tetsuzo Ota & Co. (established January 1967) and Showa & Co. (established December 1969). April 2000: Merged with Century Audit Corp. to become Century Ota Showa & Co July 2001: Changed name to Shin Nihon & Co.
Profile:	1,798 certified public accountants, 817 assistant accountants, 554 other employees. 35 offices and 7 liaison offices in Japan; 22 liaison offices overseas. Audits 5,025 companies.

(10) Joint establishment

NKK and Kawasaki Steel will jointly establish JFE Holdings, Inc. as a full parent company.
Outline of Kawasaki Steel

(As of March 31, 2002)

Name:	Kawasaki Steel Corporation
Head office:	1-1-28 Kitahonmachi-dori, Chuo-ku, Kobe
Established:	August 7, 1950
Capital:	¥239,644 million
Main areas of business:	1. Manufacture and sale of steel products 2. Manufacture and sale of chemical products 3. Engineering and construction services
Representative:	Fumio Sudo, President and CEO
Employees:	9,269

3. Explanation of stock allocation pursuant to Article 366:1:2 of the Commercial Code

JFE Holdings, Inc. (Hereinafter "the holding company") will be established by the "stock-for-stock" exchange method by NKK and Kawasaki Steel Corp. (Hereinafter "Kawasaki Steel"). At this time, the Company and Kawasaki Steel will become wholly-owned subsidiaries of the holding company. The ratio at which shares in the holding company will be issued to shareholders of NKK and Kawasaki Steel (Hereinafter" exchange ratio") was decided as follows.

NKK and Kawasaki Steel (Hereinafter" the two companies") each appointed an independent financial advisor and jointly appointed a joint financial advisor in the interest of ensuring the fairness of the exchange ratio decision.

NKK appointed Goldman Sachs (Japan) Securities Ltd. (Hereinafter "Goldman Sachs") as its financial advisor and commissioned it to perform an analysis of exchange ratios for common stock of the two companies for use as reference material in discussions with Kawasaki Steel. Mizuho Securities Co., Ltd. (Hereinafter "Mizuho Securities") was appointed as the joint financial advisor to NKK and Kawasaki.

Goldman Sachs analyzed the consolidated net assets, discounted cash flow and EBITDA ratios of the two companies, studied the market prices and trading conditions for shares in the two companies, and analyzed the per-share profit increase/dilution for NKK. These studies paved the way for an analysis of the exchange ratios, and the results of this analysis were provided to NKK.

The Company made internal review from a variety of perspectives in light of the Goldman Sachs analysis and engaged in discussions with Kawasaki Steel with the advice of Goldman Sachs. These discussions resulted in a "Basic Agreement for Consolidation (Hereinafter "Basic Agreement") that noted the exchange ratios of 0.75 shares of common stock in the holding company per 1 share of common stock in NKK, and 1 share of common stock in the holding company per 1 share of common stock in Kawasaki Steel. The Basic Agreement was approved by the boards of directors of the two companies on December 21, 2001, and was signed on that day.

NKK received an Opinion from Goldman Sachs dated December 21, 2001, stating that the exchange ratios listed in the Basic Agreement was fair to NKK from a financial standpoint.

The two companies subsequently confirmed and agreed that no substantial changes had occurred since the execution of the Basic Agreement in the conditions upon which the exchange ratios decision was predicated and that the relative ratios of shares in the holding company to be allocated to shareholders of NKK and Kawasaki Steel respectively should be maintained. Based on this, the two companies entered into negotiations resulting in the "Agreement for Consolidation" (Hereinafter "Agreement for Consilidation ") noting the allocation, in view of the scale of operations of the JFE Group, of 75 shares of common stock in the holding company per 1,000 shares of common stock in NKK and 100 shares of common stock in the holding company per 1,000 shares of common stock in Kawasaki Steel. The Agreement for Consolidation was approved by the boards of directors of the two companies on May 9, 2002, and was signed on that day.

In addition to the December 2001 Opinion, NKK received another opinion from Goldman Sachs dated May 9, 2002 stating that Goldman Sachs had studied the issues in an appropriate manner and the exchange ratio listed in the Agreement for Consolidation was fair to the Company from a financial standpoint. (Note 1)

Kawasaki Steel received an Opinion from its independent financial advisor, Morgan Stanley Japan Limited, stating that the above exchange ratios were fair from a financial standpoint to shareholders of Kawasaki Steel.

Mizuho Securities, the joint financial advisor for the two companies, issued an Opinion stating that the exchange ratios listed in the Basic Agreement and the Agreement for Consolidation were, at their respective points in time, fair to the shareholders of the two companies. (Note 2)

Notes:

1. The Goldman Sachs Opinion was created based on certain assumptions and conditions. The procedures, assumptions and conditions used by Goldman Sachs in the submission of the Opinion are noted in the Opinion Statement of May 9, 2002, a copy of which has been attached. The December 21, 2001 Opinion Statement drafted at the time of the signing of the Basic Agreement in general adhered to the same procedures, assumptions and conditions as the later statement.

(Transcript of Goldman Sachs Opinion Statement)

May 9, 2002

Board of Directors of
NKK Corporation
1-2, Marunouchi 1-chome
Chiyoda-ku, Tokyo

Gentlemen:

You have requested our opinion as to the fairness to NKK Corporation ("NKK") from a financial point of view of the Exchange Ratio (defined below) contemplated by the Agreement for Consolidation, dated as of May 9, 2002 (the "Agreement for Consolidation"), between NKK and Kawasaki Steel Corporation ("KSC") (each, a "Company"; and collectively, the "Two Companies"), whereby NKK and KSC will incorporate a parent company, JFE Holdings, Inc. ("Holding Co."), which will wholly own NKK and KSC following a share transfer. The Agreement for Consolidation provides for the terms and conditions of the consolidation and certain matters relevant thereto (the "Consolidation"), pursuant to which, among other things, the Two Companies will jointly establish Holding Co., of which the Two Companies will become wholly owned subsidiaries, on the basis of equal partnership and in mutual trust, and each 1,000 shares of common stock of NKK and KSC will be respectively exchanged into 75 and 100 shares of common stock of Holding Co. (the " Exchange Ratio").

Goldman Sachs (Japan) Ltd. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, as well as valuations for underwritings of listed and unlisted securities, competitive biddings, secondary distributions of securities, private placements, and estate, corporate and other purposes. We are familiar with NKK having provided certain investment banking services to NKK from time to time, including having been acting as its financial advisor to NKK in connection with the consolidation between National Steel Corporation, a US subsidiary of NKK, and United States Steel Corporation, and having participated in certain of the negotiations leading to the Agreement for Consolidation. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and holds securities, including derivative securities, of the Two Companies for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Memorandum of Understanding for Consolidation, dated as of April 13, 2001; the Basic Agreement for Consolidation, dated as of December 21, 2001; Agreement for Consolidation; the Annual Securities Reports (Yuka Shoken Houkokusho) and Annual Reports of each Company for the three fiscal years ended March 31, 2001; the breakdown of major assets and liabilities of each Company and its major consolidated subsidiaries and affiliated companies for which equity method is applied ("Equity Method Affiliates"); Semi-Annual Reports (Hanki Houkokusho) for the six months period ended September 30, 2001; the consolidated estimated financial results for the year ended March 31, 2002 and the consolidated financial forecasts for the year ending March 31, 2003, prepared by each Company; the non-consolidated financial projections for the fiscal years ending March 31, 2002 through 2007 of each Company and its major consolidated subsidiaries and Equity Method Affiliates and the consolidated financial projections of each Company composed thereof for the same fiscal years, prepared by each Company; the consolidated financial projections of each Company for the same fiscal years, prepared by NKK after integrating the major assumptions of the Two Companies on a consistent basis (the "Consolidated Financial Projections of

Each Company Prepared by NKK"); certain analysis on cost savings and operating synergies (the "Synergies") expected to result from the consolidation for the fiscal years ending March 31, 2003 through 2007 jointly prepared by the management of the Two Companies; and analysis performed by NKK in the course of due diligence investigation of the major assets and liabilities of each Company and its major subsidiaries and Equity Method Affiliates. We have held discussions with members of the management of each Company and were provided with information regarding the financial conditions, and general management policy of each Company's major consolidated subsidiaries and Equity Method Affiliates, with respect to such topics as financial strategies of, disposal of, support to, and other related matters to such companies (the "Management Policy for Major Group Companies"), and financial effects or impacts on each Company of such policy. We also have been informed from members of the management of the Two Companies that the financial information, estimates and explanation which were provided in the process of due diligence are reasonable, and that financial projections are reasonable, and that there has been no subsequent event to be considered upon valuation of enterprise value of each Company. In addition, we have reviewed the reported price and trading activity of the shares of each Company, compared certain financial and stock market information of the Two Companies with similar information for certain other steel manufacturing companies, the securities of which are publicly traded, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness. We have not made an independent evaluation or appraisal of the assets and liabilities of the each Company, or any of its respective subsidiaries, affiliates or group companies ("Related Companies"). With respect to information on the Synergies furnished to or discussed with us by the Two Companies and the financial projections furnished to or discussed with us by each Company, we have assumed, with your consent, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Two Companies or NKK as to the future financial performance of the Two Companies and the company following the consolidation, and that the Consolidated Financial Projections of Each Company Prepared by NKK and the Synergies will be realized in the amounts and time periods contemplated thereby. We have relied upon the Two Companies' assurances that there are no undisclosed material liabilities in the Two Companies and their Related Companies. We also have assumed with your consent that the transaction contemplated by the Agreement for Consolidation will not be taxable to the Two Companies or their shareholders. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the Consolidation will be obtained without any adverse effect on NKK or KSC or on the contemplated benefits of the Consolidation. We also have assumed that the Management Policy for Major Group Companies of each Company will be executed in such a manner as explained by members of the management of each Company, and financial effects or impacts will be realized as expected. We also have assumed that the Consolidation is on the basis of equal partnership. We were not requested to solicit, and did not solicit, interest from other parties with respect to a business consolidation with NKK. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of NKK in connection with its consideration of the Consolidation and such opinion does not constitute a recommendation as to how any shareholder of NKK should vote with respect to the Consolidation. Further, this opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be attached to, included in or referred to in whole or in part in any document, except in accordance with our prior written consent.

We also are expressing no opinion as to the prices at which the common stock of the consolidated company will trade following the consummation of the Consolidation.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio is fair to NKK from a financial point of view.

Very truly yours,

Goldman Sachs (Japan) Ltd.

Nobumichi Hattori

Managing Director

Investment Banking Division

2. The Mizuho Securities Opinion was created based on certain assumptions and conditions. The procedures, assumptions and conditions used by Mizuho Securities in the submission of the Opinion are noted in the Opinion Statement of May 9, 2002, a copy of which has been attached. The December 21, 2001 Opinion Statement drafted at the time of the signing of the Basic Agreement in general adhered to the same procedures, assumptions and conditions as the later statement.

(Transcript of Mizuho Securities Opinion Statement)

May 9, 2002

Board of Directors
NKK Corporation
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Ladies and Gentlemen:

We understand that NKK Corporation ("NKK") and Kawasaki Steel Corporation ("KSC") have entered into a Memorandum of Understanding dated April 13, 2001 (the "Memorandum of Understanding"), under which NKK and KSC basically agreed to jointly establish a holding company (the "Holding Company") pursuant to the "stock-for-stock exchange" provisions under the Japanese Commercial Code, thereby consolidating their entire operations (the "Transaction"), and have entered into a Basic Agreement for Consolidation dated December 21, 2001 (the "Basic Agreement for Consolidation"). We further understand that NKK and KSC, after mutual negotiation and consultation, are expected to execute an agreement in the form of the draft Agreement for Consolidation dated May 9, 2002 (the "Agreement for Consolidation"). Pursuant to the Transaction, the shareholders of NKK (the "NKK Shareholders") and the shareholders of KSC (the "KSC Shareholders") are scheduled to be allocated 75 shares of the Holding Company in exchange of 1,000 shares of NKK and 100 shares of the Holding Company in exchange of 1,000 shares of KSC, respectively (the allocation ratios of the Holding Company are collectively referred to as the "Exchange Ratios"). Detailed terms and conditions of the Transaction are set forth in the Agreement for Consolidation.

You have asked for our opinion as to whether the Exchange Ratios stipulated in the Agreement for Consolidation is fair from a financial point of view to the NKK Shareholders. We are not requested to express our opinion as to whether NKK should enter into the Transaction pursuant to the Agreement for Consolidation and therefore, we have not expressed such opinion.

For purposes of the opinion as to the Exchange Ratios as set forth herein, we have reviewed and analyzed the following documents and information:

(i) the Agreement for Consolidation prepared by NKK and KSC;

(ii) *Yuka-shoken Hokoku-sho* (annual Securities Reports filed with the Ministry of Finance) and other publicly-disclosed financial information of NKK and KSC;

(iii) information and materials relating to the operational and financial conditions of NKK and KSC prepared by NKK and KSC, respectively;

(iv) information and materials relating to financial forecasts for NKK and KSC, prepared by NKK and KSC, respectively;

(v) results of interviews with the respective management and staff of NKK and KSC relating to the operational and financial conditions (including without limitation historical performance and future prospects) of NKK and KSC;

(vi) the historical trading prices and trading records for the shares of NKK and KSC;

(vii) the financial conditions, and trading prices and trading records for the shares of comparable publicly-traded companies that conduct businesses similar to the major businesses of NKK and KSC;

(viii) the Memorandum of Understanding dated April 13, 2001 and the Basic Agreement for Consolidation dated December 21, 2001, both entered into by and between NKK and KSC; and

(ix) other information and materials as we deem necessary.

In connection with rendering our opinion, we have assumed and relied upon the following:

(i) We have assumed and relied upon the accuracy and completeness of all the materials and information as mentioned above which we have reviewed and analyzed as stated herein (the "Information"), and we have not conducted any independent verification of the accuracy or completeness of the Information;

(ii) We have assumed that the financial forecasts have been reasonably prepared by NKK and KSC based on the best currently available estimates and judgments of NKK and KSC regarding the future financial performance;

(iii) We have not made any independent valuation or appraisal of the assets and liabilities of NKK and KSC;

(iv) We express our opinion, assuming that the Transaction will be implemented pursuant to the terms and conditions set forth in the Agreement for Consolidation; and

(v) Our opinion is necessarily based on financial, economic, market, general economy and other conditions as in effect on, and the information made available to us as of, the date hereof.

It is understood that our opinion expressed herein is for the sole purpose of providing information to the Board of Directors of NKK, in connection with its determination of the Exchange Ratios, and may not be used for other purpose, or disclosed to a third party, without our prior written consent. Our opinion does not constitute a recommendation as to how any of the NKK Shareholders should vote with respect to the Transaction, nor include the recommendation. We have not expressed our opinion as to the value of the shares of NKK or the shares of KSC before the Transaction or the value of the shares of the Holding Company after the Transaction.

We have acted as financial advisor to NKK in connection with the Transaction and will receive a fee for our services. In this regard, with NKK's consent, we are also acting as KSC's financial advisor and receiving fees therefor in connection with the Transaction, including rendering an opinion to KSC with respect to the fairness of the Exchange Ratios as set forth in the Agreement for Consolidation from a financial point of view to KSC. We have maintained business relationships including without limitation securities transactions with NKK, KSC, and some of their respective subsidiaries and affiliates, and some members of the Mizuho Financial Group, with Mizuho Holdings Co., Ltd. at its helm, from time to time provide services, including without limitation banking services to, and hold equity interests in, NKK, KSC, and some of their respective subsidiaries and affiliates.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratios set forth in the Agreement for Consolidation are fair from a financial point of view to the NKK Shareholders.

Very truly yours,

Mizuho Securities Co., Ltd.

By: /s/ Toru Nakagawa

Toru Nakagawa
Managing Executive Officer
Advisory Group No. 1

4. Balance sheet and statement of operations/income pursuant to Article 360 1:3 through 1:6 of the Commercial Code

NKK's balance sheet and statement of operations will be found in the attached documents (pages 18 through 21).

Kawasaki Steel's balance sheet and statement of income will be found below (pages 57 through 60).

5. Other matters concerning this proposal

This proposal is conditional upon approval of General Meetings of Shareholders of both NKK ansd Kawasaki Steel, convened to approve the stock for stock exchange.

ARTICLES OF INCORPORATION

JFE Holdings, Inc.

CHAPTER I
GENERAL PROVISIONS

(Company Name)

Article 1. The name of the Company shall be "JFE Holdings Kabushiki Kaisha".

② In English, it shall be referred to as "JFE Holdings, Inc."

(Purpose)

Article 2. The purpose of the Company shall be to control and manage the business activities of the companies, domestic and foreign, acquired through stock ownership and/or equity participation:

1. Manufacture and sales of iron and steel;
2. Manufacture and sales of ferroalloys, non-ferrous metals, and ceramics;
3. Mining, processing and sales of iron ore and other minerals;
4. Designing, manufacture, sales and repairs of various kinds of ships, vessels and construction vehicles;
5. Designing, manufacture, sales, and repairs of machines and equipment for industrial use including gas supply systems, steel products manufacturing plants, etc., and environmental hygienic service facilities such as waste disposal and/or water treatment systems, and all types of steel structures including bridges and steel skeletons, and provision of services as contractors therefor;
6. Planning, designing, and management of civil engineering and construction, and provision of services as contractors therefor.
7. Buying, selling, leasing, brokerage, and management of real estate, as well as planning, designing and management of urban development projects, and provisions of services as contractors therefore;
8. Production, processing and sales of raw materials for and chemical products such as tar, pitch, crude light oil, benzene, carbon products, synthetic resins, magnetic materials including iron oxide and ferrite, catalyst and chemical fertilizers;

9. Manufacture and sales of computers and their peripheral systems, components of electronic equipment;
10. Planning, development, sales, maintenance and management of information and communications systems, and participation in the communications industry;
11. Businesses pertaining to industrial and general waste treatments, and waste recycling;
12. Distribution of electric power;
13. Production and sales of gas;
14. Manufacture, sales and export/import of medical apparatuses, instruments and their accessories;
15. Management of facilities to be used for training, medical care, and sports, and management of parking lots, etc., and planning and administration of various special events, and provision of services as general travel agents;
16. Warehouse operations, security and guard services, and general leasing services;
17. Sales of technologies and know-how involved in any of the itemized activities listed above, research and development of technologies, and provision of services thereof;
18. All other business activities related to or incidental to any of the foregoing:

② The Company shall undertake loaning of money as its business.

③ The Company shall be able to do all other business activities related to or incidental to any of those listed in the foregoing paragraphs.

(Principal Office)

Article 3. The Company shall have its principal office located in Chiyoda-ku, Tokyo.

(Method of Public Notice)

Article 4. Public notices of the Company shall be made in the Nihon Keizai Shimbun (Daily Japan Economic News).

CHAPTER II

(Total Number of Shares to be Issued)

Article 5. Total number of shares to be issued by the Company shall be 2,298 million; provided that, in a case where any shares have been retired, the total number of shares to be issued by the Corporation shall be reduced by the number of such retired shares.

(Number of Shares as a Unit, and Non-Issuance of Shares in Short of a Unit)

Article 6. One hundred shares of the Company shall constitute a Unit.

② The Company shall not issue a share certificate representing the shares in short of a Unit (hereinafter referred to as "shares in short of a unit").

(Record Date)

Article 7. The Corporation shall determine the shareholders entitled to exercise the rights of shareholders with respect to the ordinary general meeting of shareholders concerning the settlement of accounts for the last business term to be the shareholders with voting rights whose names are listed and/or recorded in the Register of Shareholders (including the Register of Beneficial Shareholders. The same definition shall apply to all subsequent provisions.) as of the close of business hours of March 31 of that business term.

② . In addition to the foregoing, when necessary, the Corporation shall determine the shareholders or pledges, entitled to any rights thereof to be the shareholders or pledges whose names are listed and/or recorded in the Register of Shareholders as of the close of business hours of a specific date, upon giving advance public notice to that effect.

(Transfer Agent)

Article 8. The Company shall appoint a transfer agent to handle in its behalf matters relating to its shares.

② The Board of Directors shall designate by its resolution, the transfer agent andits business office.

③ The Company shall have its Register of Shareholders kept at the place of business of the transfer agent, and make the transfer agent solely responsible for handling matters pertaining to the shares, including changes of name of holder of shares of record, and buying shares in short of a Unit, and all other matters pertaining to the shares. The Company shall not handle any of these matters.

(Share-related Matters)

Article 9. The Board of Directors shall decide on the rules for handling share-related matters including the classifications of share certificates to be issued, change of name of holder of shares of record, buying shares in short of a Unit, and fees for handling all such share-related matters.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

(Convention and Place)

Article 10. The ordinary general meeting of shareholders of the Company shall be convened in June each year, and the extraordinary general meeting of shareholders shall be convened from time to time as deemed necessary.

② The general meetings of stockholders shall be convened in one of the wards (ku) in Tokyo.

(Convener and Chairperson)

Article 11. The general meeting of shareholders of the Company shall be convened by the President based on a resolution of Board of Directors. The President shall preside over the general meeting of shareholders as its Chairman. In the case that the President is unable to so preside, one of the other directors shall convene the meeting and act as the Chairman in the order fixed in advance by the Board of Directors..

(Manner of Resolution)

Article 12. Except as otherwise required by the laws and ordinances, or the Articles of Incorporation, a resolution of general meetings of shareholders shall be adopted by a majority of the votes of the shareholders present thereat.

(Proxy Votes)

Article 13. A shareholder may authorize another shareholder of the Company, who is entitled to exercise his voting rights, to exercise the right to vote on his behalf. A shareholder of the Company who intend to exercise his voting rights by authorizing another shareholder of the Company shall deliver the Company the document certifying proxy assigned to another shareholder of the Company at each of the general meeting of shareholders prior to the meeting.

(Minutes)

Article 14. The gist of the process of the proceedings and the results of a general meeting of shareholders shall be recorded in a minutes, signed and sealed by the Chairman and the directors present.

CHAPTER IV
Directors and Board of Directors

(Number)

Article 15. The directors of the Company shall be not more than twelve (12) in number.

(Election)

Article 16. Directors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of directors.

Cumulative voting shall not be used for the election of directors

(Term of Office)

Article 17. Term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occurring within two years after the director's assumption of office.

(Representative Directors and Executive Directors)

Article 18. The director to represent the Company shall be elected by a resolution of the Board of Directors.

② The Board of Directors, by its resolutions, shall elect one Chairman of the Board and President of the Company, both serving concurrently as Board members.

(Remuneration)

Article 19. The remuneration payable to directors and retirement bonuses for special services payable to retiring directors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board Meeting)

Article 20. Notice of convention of each meeting of the Board of Directors shall be sent to each director and each corporate auditor individually three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting on urgent business.

② A Board of Directors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all directors and corporate auditors.

(Convener, and Chairman)

Article 21. The Chairman of the Board shall convene the Board meeting and preside over it as its Chairman.. In the case that the Chairman of the Board is unable to so act because of an accident or the position being vacant, President, then another director in the order fixed in advance by the Board of Directors.

(Manner of Resolutions)

Article 22. A resolution of a meeting of the Board of Directors shall be adopted by a majority of votes of the directors present.

(Minutes)

Article 23. The gist of the process of the proceedings and the results of a meeting of the Board of Directors shall be recorded in a minutes, signed and sealed by the directors and the corporate auditors present.

(Regulations for the Board of Directors)

Article 24. Matters relating to the Board of Directors shall be governed by the regulations adopted by the Board of Directors.

(Waiver)

Article 25. According to the provisions of Article 266, Paragraph 12 of the Commercial Code, the Company, when the Board of Directors so decides, may relieve any of its directors (including former directors) of the responsibilities with respect to the their acts as provided in the said article, paragraph 1, subparagraph 5 to the extent permitted under the laws and ordinances.

CHAPTER V
CORPORATE AUDITORS AND BOARD OFf

CORPORATE AUDITORS

(Number)

Article 26. The corporate auditors of the Company shall be not more than six (6) in number.

(Election)

Article 27. Corporate auditors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of corporate auditors.

(Term of Office)

Article 28. The term of office of corporate auditors shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occuring within four years after their assumption of office.

(Standing corporate Auditors)

Article 29. Standing corporate auditors shall be elected by mutual vote from among the corporate auditors in office.

(Remuneration)

Article 30. The remuneration payable to corporate auditors and retirement bonuses for special services payable to corporate auditors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board of Corporate Auditors)

Article 31. Notice of convocation of meeting of the Board of corporate auditors shall be sent to each individual corporate auditor three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting required on urgent business.

② A Board of Corporate Auditors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all corporate auditors.

(Convener and Chairman)

Article 32. The corporate auditor appointed in advance by Board of Corporate Auditors shall convene the meeting of the Board of Corporate Auditors and preside over it as its Chairman. This provision does not preclude the possibility of another corporate auditor to so convene the meeting and act in replacement of the Chairman when necessary.

(Manner of Resolutions)

Article 33. Except as otherwise provided by laws and ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the corporate auditors.

(Minutes)

Article 34. The gist of the process of the proceedings and the results of a meeting of the Board of Corporate Auditors shall be recorded in a minutes, signed and sealed by all the corporate auditors present.

(Regulations for Board of Corporate Auditors)

Article 35. Matters relating to the Board of Corporate Auditors shall be governed by the regulations adopted by the Board of Corporate Auditors.

(Waiver)

Article 36. According to the provisions of Article 280, Paragraph 1 of the Commercial Code, the Company, when the Board of Directors so decides, may relieve any if its corporate auditors (including former corporate auditors) of the responsibilities to the extent permitted under the laws and ordinances.

CHAPTER VI
ACCOUNTING

(Business Term)

Article 37. The business term of this Company shall constitute one year which shall begin on April 1 and end on March 31 of the following year.

(Distribution of Dividends)

Article 38. Dividends shall be paid to the shareholders and pledgees who are listed and /or recorded as such in the Register of Shareholders as of the close of business hours of March 31, of each year.

(Distribution of Interim Dividends)

Article 39. Interim dividends (distribution of money according to Article 293-5 of the Commercial Code. This definition shall apply to the same usage to appear hereinafter.) may be paid in any year to the shareholders and pledges who are listed and/or recorded in the Register of Shareholders as such as of the close of business hours of September 30, of each year.

(Period od Prescription)

Article 40. The Company shall be discharged of its liability to pay any dividend or interim dividend upon expiration of a three (3) year period after the date when the same becomes payable.

SUPPLEMENTARY PROVISIONS

(Shares to be Issued upon Incorporation by Stock for Stock Exchange)

Article 1. The Company shall be incorporated by stock for stock exchange provided in the Article 364of Commercial Code.

② The total number of shares to be issued by the Company upon incorporation shall be 574,733,051 in common shares.

③ Notwithstanding paragraph 2 above, if the convertible bonds issued by Kawasaki Steel be converted to the common shares of Kawasaki Steel during the period from May 1, 2002 to the day before the date on which the said stock for stock exchange must take place, the total number of shares to be issued by the Company upon incorporation shall be the aggregate of each of the following two numbers, from which fractions not constituting a share are substracted.

1. 3,407,165,634 shares x 75/1,000
2. (3,191,956,286 shares + the number of common shares issued through the conversion of the convertible bonds issued by Kawasaki Steel) x 100/1,000

(1st Business Term)

Article 2. Notwithstanding the provision of Article 37 hereunder, the first business term of the Company shall be from the date of its incorporation to March 31, 2003. ,

(Term of Office of Directors and Corporate Auditors Upon Incorporation)

Article 3. Notwithstanding the provisions of Articles 17 and 28 hereunder, the term of office of the directors and corporate auditors appointed at the time of incorporation of the Company shall expire upon conclusion of the ordinary general meeting of the shareholders with respect to the last settlement of accounts within one year after their assumption of office.

Nonconsolidated Balance Sheet (As of March 31, 2002)

Kawasaki Steel Corporation (Millions of yen)

Account Item	Amount	Account Item	Amount
ASSETS		LIABILITIES	
Current Assets	375,650	**Current Liabilities**	411,935
Cash and time deposits	81,197	Accounts payable	59,048
Notes receivable	1,847	Short-term debt	116,339
Accounts receivable	67,213	Commercial paper	51,000
Marketable securities	59	Current portion of corporate bonds	80,000
Finished goods	30,415	Other payables	14,971
Semifinished goods	37,390	Accrued expenses	53,720
Work in process and uncompleted construction contracts	14,560	Accrued income taxes	57
Raw materials and supplies	78,872	Accrued consumption taxes	2,430
Advances	1,564	Advance received	6,129
Prepaid expenses	1,604	Deposits received	25,302
Deferred tax assets	9,386	Other current liabilities	2,936
Other receivables	16,999	**Fixed Liabilities**	722,005
Short-term loans	31,712	Notes and bonds	289,136
Other current assets	3,026	Long-term debt	378,038
Less: Allowance for doubtful accounts	(200)	Allowance for employees' retirement benefits	9,696
Fixed Assets	1,170,543	Allowance for special repairs	22,480
Property, plant and equipment, net	617,797	Other fixed liabilities	22,653
Buildings	129,884	**Total Liabilities**	1,133,940
Structures	49,207		
Machinery and equipment	335,034	STOCKHOLDERS' EQUITY	
Vehicles	889	**Common stock**	239,644
Tools, furniture and fixtures	3,799	**Statutory reserve**	152,823
Land	82,982	Capital surplus reserve	112,134
Construction in progress	15,999	Legal reserve	40,688
Intangible fixed assets	18,287	**Retained earnings**	14,688
Patent rights	1,399	Reserve for special depreciation	581
Utility rights	1,910	Reserve for overseas investment loss	36
Software	14,326	Reserve for advanced deprecation of fixed assets	21,162
Other intangible fixed assets	651	Allowance for special repairs	497
Investment and other assets	534,459	Untreated loss at end of the year	7,590
Investments in subsidiaries	302,151	[including net loss for the year]	[10,745]
Investments in securities	123,609	**Unrealized gains**	5,121
Long-term prepaid expenses	1,191	Net unrealized holding gains on securities	5,121
Deferred tax assets	65,731	**Treasury stock**	(24)
Other assets	68,520	Treasury stock	(24)
Less: Allowance for doubtful accounts	(26,744)	**Total Stockholders' Equity**	412,253
Total Assets	1,546,194	**LIABILITIES AND STOCKHOLDERS' EQUITY**	1,546,194

Note: The amounts less than one million yen are truncated.

Notes:

1. Debt securities held to maturity are stated by the amortized cost method, and stocks of subsidiaries and affiliates are stated at cost determined by the moving-average method. Available-for-sale securities for which the market value is readily determinable are reported at market value at the balance sheet date, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. The cost of securities sold is determined based on the moving-average method. Other available-for-sale securities with no fair market value are stated at cost by the moving-average method.

2. Inventories are basically stated at cost determined by the last-in first-out (LIFO) method. However, inventories are stated at cost determined by the specific identification method in the engineering business segment, the supplementary materials of the "supplies" account item by the moving-average method, and dies and rolls by the periodic average method.

3. The depreciation of property, plant and equipment, net, is computed by the declining-balance method.

4. The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debt experience for normal receivables, plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

5. The allowance for employees' retirement benefits is provided for payment of employees' post-retirement benefits at an amount to be accrued at the balance sheet date, and is calculated based on the projected benefit obligations and fair value of pension plan assets at the end of this fiscal year. The accumulated difference recognized due to the change of accounting principles (¥36,165 million) is charged to income on a pro rata basis over five years, except for that charged to income at once as a result of corporate separation. The actuarial gain and loss are amortized by the straight-line method over a certain period, within the average remaining service years for employees at the time of occurrence, from the following year of occurrence.

6. The allowance for special repairs is provided in an estimated amount on a pro rata basis for payment of the expense required for the repair of blast furnaces and hot blast stoves over projected years until the next repair.

7. The Company applies the percentage-of-completion method in accounting for revenue from large-scale (construction price of ¥500 million or more) and long-term (construction period of not less than 12 months) construction contracts in the Engineering segment.

8. The Company basically adopts the deferral method for hedging activities. However, foreign currency denominated receivables and payables covered by forward contracts are recorded by the related forward contract rates if they meet the defined requirements. Interest rate swaps are accounted for by the accepted exceptional treatment if they meet the defined requirements.

9. The consumption taxes are accounted for using the tax exclusion method.

10. The notes receivable to be matured on the book closing date at the end of the fiscal year are treated as if they were settled on the maturity date, although the end of this fiscal year was a bank holiday. The notes receivable matured at the end of this fiscal year, which were excluded from the year-end balance sheet accordingly, were as follows:

Notes receivable:	¥20 million
11. Accumulated depreciation of property, plant and equipment,:	¥2,378,660 million
12. Short-term receivables from subsidiaries:	¥43,228 million
Long-term receivables from subsidiaries:	¥20,872 million
Short-term payables to subsidiaries:	¥65,842 million

13. Accounts receivable denominated in foreign currencies:	US$122,126 thousand, etc.
Investments in subsidiaries denominated in foreign currencies:	US$520,351 thousand, etc.
Investments in securities denominated in foreign currencies:	Real$303,829 thousand, etc.
14. Pledged assets:	
Investments in securities:	¥6,356 million
15. Liabilities for guarantee:	¥5,616 million
Forward guarantees outstanding:	¥46,728 million

16. Allowance for special repairs is stipulated by Article 287-2 of the Commercial Code.

17. Net loss per share:	¥3.36
18. Net assets as stipulated by Article 290-1-(6) of the Commercial Code:	¥5,121 million

Nonconsolidated Statement of Income (From April 1, 2001 to March 31, 2002)

Kawasaki Steel Corporation (Millions of yen)

Account item	Amount	
(Ordinary Profit and Loss)		
Operating revenue		
Net sales		712,630
Operating expenses		
Cost of sales	619,060	
Selling, general and administrative expenses	72,247	691,307
Operating profit		21,323
Nonoperating income		
Interest income and dividends received	3,958	
Other, net	9,803	13,762
Nonoperating expenses		
Interest expense	9,774	
Other, net	11,850	21,625
Ordinary income:		**13,460**
(Extraordinary Profit and Loss)		
Extraordinary profit:		
Gain on sale of property, plant and equipment, net	21,221	
Gain on sale of investments in subsidiaries	1,759	
Gain on sale of investments in securities	2,177	
Reversal of allowance for special repairs	6,924	
Gain on creation of retirement benefit trust	35,270	67,353
Extraordinary loss:		
Write-down of investments in subsidiaries	16,177	
Write-down of investments in securities	14,258	
Write-down of inventories—real estate for sale—	3,486	
Provision for allowance for doubtful accounts	19,047	
Loss on support of affiliates	34,500	
Expenses on special retirement payments	4,678	
Provision for allowance for employees' retirement benefits	7,538	99,687
Loss before income taxes		**18,873**
Income taxes—current	46	
Income taxes—deferred	8,173	8,127
Net loss		**10,745**
Profit brought forward		3,155
Untreated net loss at end of the year		7,590

Note: The amounts less than one million yen are truncated.

Note:

Sales to subsidiaries	¥11,463 million
Purchases from subsidiaries	¥153,408 million
Nonoperating transactions with subsidiaries	¥51,816 million

【Notice to United States Investors】

The business combination referred to in this document (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since NKK Corporation and Kawasaki Steel Corporation are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.